UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	April 28, 2006	By	/s/ Harsya Denny Suryo

(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PREFACE
We are pleased to submit the un-audited Financial Statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (“TELKOM”) for the three months ended March 31, 2006 and its comparison for the same period in 2005 which consists of Balance Sheets, Statement of Income, Statement of Changes in Equity and Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia accompanied with reconciliation and additional disclosures required in accordance with U.S. Generally Accepted Accounting Principles.
We prepare the the Financial Statements in order to inform the Company’s performance, especially for the first quarter, in order to fulfill our obligation as a public Company.
For the analytical comparison, we restated some items in the Financial Statements for the three months ended March 31, 2005, due to the changes of Indonesia accounting standard related to employee benefit (PSAK 24-Revised), and the changes in useful life of Wireless Local Loop (WLL) and CDMA equipments based on the regulation provision related to restructuring frequencies spectrum in telecommunication industry.
There was no material transaction during three months period in 2006. The Company recorded consolidated Net Income of Rp3,460 billion where is increased by 93.87% compared to the same period in 2005. Consolidated Operating Income also increased by 49.17% from Rp3,739 billion to Rp5,577 billion. The increasing of Operating Income was significantly impacted by the growth of Telkomsel Operating Income as one our subsidiary. In other matter, there was also increasing of Other Income as a result of strengthening exchange value of Indonesian Rupiah to foreign currencies.
Operating Revenues increased by 26.43% which was mainly resulted from the Cellular by 49.28%, in line with the growth of customer base. Operating Expenses increased by 11.26% which was contributed by increasing in Depreciation Expense of 28.91%, Operation and Maintenance Expenses of 23.81% and General and Administrative Expenses of 21.83%. In the other hand, Personnel Expense decreased by 14.72% because the Company implemented early retirement program in the same period previous year.
On behalf of the Board of Directors, we would like to thank and appreciate all of TELKOM Group partners, who have supported us in achieving the result as presented in the Financial Report.
Bandung, April 28, 2006
GARUDA SUGARDO
Vice President Director/CEO

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA, Tbk AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2005 (RESTATED) AND 2006, AND
FOR THE THREE MONTHS PERIOD ENDED
MARCH 31, 2005 (RESTATED) AND 2006

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF MARCH 31, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
	(as restated - Notes 2 and 4)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,45	6,180,470	6,998,989	772,515
Temporary investments	2c,2g,45	46,220	23,507	2,595
Trade accounts receivable	2c,2h,7,45
Related parties — net of allowance for doubtful accounts of Rp99,523 million in 2005 and Rp89,533 million in 2006		678,393	545,190	60,175
Third parties — net of allowance for doubtful accounts of Rp508,301 million in 2005 and Rp603,454 million in 2006		3,200,061	3,057,131	337,432
Other accounts receivable — net of allowance for doubtful accounts of Rp14,553 million in 2005 and Rp3,290 million in 2006	2c,2h,45	54,731	163,119	18,004
Inventories — net of allowance for obsolescence of Rp56,940 million in 2005 and Rp50,252 million in 2006	2i,8	172,343	305,677	33,739
Prepaid expenses	2c,2j,9,45	995,512	1,243,650	137,268
Prepaid taxes	39a	68,605	9,265	1,023
Other current assets	2c,10,45	44,455	154,016	17,000

Total Current Assets		11,440,790	12,500,544	1,379,751

NON-CURRENT ASSETS
Long-term investments — net	2g,11	85,389	102,559	11,320
Property, plant and equipment — net of accumulated depreciation of Rp30,935,879 million in 2005 and Rp39,120,067 million in 2006	2k,12	39,675,705	45,572,072	5,030,030
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp668,053 million in 2005 and Rp475,983 million in 2006	2m,13,48	468,293	531,343	58,647
Property, plant and equipment under capital lease - net of accumulated depreciation of Rp35,298 million in 2006	2l,12	—	222,082	24,512
Prepaid pension benefit cost	42	1,182	460	51
Advances and other non-current assets	2c,14,45	1,432,433	319,063	35,217
Goodwill and other intangible assets — net of accumulated amortization of Rp2,075,572 million in 2005 and Rp3,000,992 million in 2006	1c,2d,15	5,181,887	4,692,467	517,932
Escrow accounts	16	59,325	9,626	1,062

Total Non-current Assets		46,904,214	51,449,672	5,678,771

TOTAL ASSETS		58,345,004	63,950,216	7,058,522

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF MARCH 31, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
	(as restated - Notes 2 and 4)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,17,45
Related parties		951,699	899,175	99,247
Third parties		2,780,341	2,898,319	319,903
Other accounts payable		133,142	43,340	4,784
Taxes payable	2r,39b	1,276,180	1,604,126	177,056
Dividends payable		62,690	3,276	362
Accrued expenses	2c,18,45	1,734,034	1,779,153	196,374
Unearned income	19	1,089,655	1,709,330	188,668
Advances from customers and suppliers		413,855	284,269	31,376
Short-term bank loans	2c,20,45	1,109,153	6,800	750
Current maturities of long-term liabilities	2c,21,45	3,043,517	2,191,582	241,896

Total Current Liabilities		12,594,266	11,419,370	1,260,416

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2r,39e	2,601,453	2,427,478	267,934
Unearned income on revenue-sharing arrangements	2m,13,48	333,842	394,511	43,544
Unearned initial investor payments under joint operation scheme	2n,47	19,330	4,979	550
Provision for long service award	2c,2q,43,45	469,514	534,146	58,956
Provision for post-retirement health care benefits	2c,2q,44,45	2,999,786	3,058,973	337,635
Accrued pension and other post-retirement benefits costs	2q,42	1,407,151	1,272,084	140,407
Long-term liabilities — net of current maturities
Obligation under capital lease		—	227,179	25,075
Two-step loans — related party	2c,22,45	5,241,761	4,383,425	483,822
Notes and bonds	23	1,596,167	1,458,024	160,930
Bank loans	2c,24,45	2,026,238	2,053,425	226,647
Liabilities of business acquisitions	25	3,592,182	2,689,627	296,868

Total Non-current Liabilities		20,287,424	18,503,851	2,042,368

MINORITY INTEREST	26	5,549,979	7,271,762	802,623

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	556,291
Additional paid-in capital	28	1,073,333	1,073,333	118,469
Difference in value of restructuring transactions between entities under common control	29	—	90,000	9,934
Difference due to change of equity in associated companies		385,595	385,595	42,560
Unrealized holding (loss) available-for-sale securities	2g	1,290	236	26
Translation adjustment	2g	229,595	233,241	25,744
Retained earnings
Appropriated		1,680,813	1,803,397	199,050
Unappropriated		11,502,709	18,129,431	2,001,041

Total Stockholders’ Equity		19,913,335	26,755,233	2,953,115

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		58,345,004	63,950,216	7,058,522

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
	(as restated - Notes 2 and 4)
OPERATING REVENUES
Telephone	2p,30
Fixed lines		2,727,068	2,731,908	301,535
Cellular		3,019,873	4,507,915	497,562
Interconnection	2p,31,45	1,848,186	2,044,258	225,636
Joint operation schemes	2n,32,47	166,746	161,690	17,847
Data and Internet	33	1,419,869	2,150,867	237,403
Network	34	108,955	134,749	14,873
Revenue-sharing arrangements	2m,35,48	29,897	75,465	8,329
Other telecommunications services		26,299	10,099	1,115

Total Operating Revenues		9,346,893	11,816,951	1,304,300

OPERATING EXPENSES
Personnel	36	1,966,895	1,677,299	185,132
Depreciation	2k,2l,2m,12,13	1,616,014	2,083,228	229,937
Operations, maintenance and telecommunication services	37	1,268,444	1,570,424	173,336
General and administrative	38	577,012	702,946	77,588
Marketing		179,621	205,558	22,689

Total Operating Expenses		5,607,986	6,239,455	688,682

OPERATING INCOME		3,738,907	5,577,496	615,618

OTHER INCOME (CHARGES)
Interest income		57,295	152,337	16,814
Interest expense		(312,807)	(280,504)	(30,961)
Gain (loss) on foreign exchange — net	2e	(176,382)	773,825	85,411
Equity in net income (loss) of associated companies	2g,11	2,778	(855)	(94)
Others — net		129,027	77,080	8,508

Other income (charges) — net		(300,089)	721,883	79,678

INCOME BEFORE TAX		3,438,818	6,299,379	695,296

TAX EXPENSE	2r,39c
Current tax		(1,347,588)	(1,840,844)	(203,184)
Deferred tax		326,113	(35,584)	(3,928)

		(1,021,475)	(1,876,428)	(207,112)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		2,417,343	4,422,951	488,184

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	26	(632,451)	(962,511)	(106,237)

NET INCOME		1,784,892	3,460,440	381,947

BASIC EARNINGS PER SHARE	2s,40
Net income per share		88.54	171.65	0.02

Net income per ADS (40 Series B shares per ADS)		3,541.45	6,865.95	0.67

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference	Unrealized
				transactions	due to change	holding gain (loss)
			Additional	between entities	of equity	on				Total
		Capital	paid-in	under common	in associated	available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005, as previously reported		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

Difference in value of transactions between entities under common control				7,288,271					(7,288,271)	—

Cummulative effect due to change in accounting policy - accounting for employee benefits, net of tax effect of Rp2,133,305 million		—	—	—	—	—	—	—	(2,133,305)	(2,133,305)

Balance as of January 1, 2005, as restated		5,040,000	1,073,333	—	385,595	884	229,595	1,680,813	9,717,817	18,128,037

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	406	—	—	—	406

Net income for the year		—	—	—	—	—	—	—	1,784,892	1,784,892

Balance as of March 31, 2005		5,040,000	1,073,333	—	385,595	1,290	229,595	1,680,813	11,502,709	19,913,335

     See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference	Unrealized
				transactions	due to change	holding gain (loss)
			Additional	between entities	of equity	on				Total
		Capital	paid-in	under common	in associated	available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,668,991	23,293,821

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	984	—	—	—	984

Foreign currency translation of CSM	2g,11	—	—	—	—	—	(12)	—	—	(12)

Declaration of interim cash dividends		—	—	—	—	—	—	—	—	—

Net income for the year		—	—	—	—	—	—	—	3,460,440	3,460,440

Balance as of March 31, 2006		5,040,000	1,073,333	90,000	385,595	236	233,241	1,803,397	18,129,431	26,755,233

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2005	2006
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	2,677,841	3,184,187	351,456
Cellular	3,019,537	4,006,907	442,263
Joint operation schemes	239,204	157,658	17,402
Interconnection — net	1,727,858	2,127,606	234,835
Other services	1,545,020	2,306,939	254,629

Total cash receipts from operating revenues	9,209,460	11,783,297	1,300,585
Cash payments for operating expenses	(2,824,119)	(2,650,034)	(292,498)

Cash generated from operations	6,385,341	9,133,263	1,008,087

Interest received	57,492	135,766	14,985
Income tax paid	(1,800,340)	(3,889,069)	(429,257)
Interest paid	(190,894)	(214,559)	(23,682)
Cash receipt (refund) from/to customers and advances	135,425	119,262	13,164

Net Cash Provided by Operating Activities	4,587,024	5,284,663	583,297

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments and maturity of time deposits	(25,865)	(458)	(51)
Proceeds from sale of property, plant and equipment	5,312	1,695	187
Acquisition of businesses, net of cash acquired	168,171	—	—
Acquisition of property, plant and equipment	(2,583,361)	(3,482,781)	(384,413)
(Increase) decrease in advance for acquisition of property, plant and equipment	—	88,112	9,725
Decrease (increase) in advances and others	66,945	97,312	10,741
Acquisition of intangible assets	—	(436,000)	(48,124)

Net Cash Used in Investing Activities	(2,368,798)	(3,732,120)	(411,935)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (Purchase) from Medium-term Notes — net	—	—	—
Repayments of long-term liabilities	(971,443)	(442,105)	(48,797)
Repayments of promissory notes	(67,700)	(144,342)	(15,932)
Repayment of obligation under capital lease	—	(7,597)	(839)
(Increase) decrease in escrow accounts	(23,045)	(14,026)	(1,548)
Proceeds from borrowings	299,867	720,595	79,536

Net Cash Used in Financing Activities	(762,321)	112,525	12,420

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,455,905	1,665,068	183,782

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(131,559)	(40,763)	(4,499)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,856,124	5,374,684	593,232

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,180,470	6,998,989	772,515

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 26 dated July 30, 2004, of Notary A. Partomuan Pohan, S.H., LLM., among others, to increase the Company’s authorized, issued and fully paid share capital by means of a 2-for-1 stock split. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-23270 HT.01.04.TH.2004 dated September 17, 2004, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 18, 2005. Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Company’s articles of association shall be amended, among others, concerning responsibilities and authorities of vice president director and directors, and responsibilities and authorities of commissioners. The notarial deed to amend the articles of association is in process.

In accordance with article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”).

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company (Note 29).

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services. The Company uses access code of 007 for its IDD services.

Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 4 dated March 10, 2004 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of March 31, 2005 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Kristiono
Director of Finance	:	Rinaldi Firmansyah
Director of Telecommunications Service Business	:	Suryatin Setiawan
Director of Human Resources and Support Business	:	Woeryanto Soeradji
Director of Telecommunications Network Business	:	Abdul Haris

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of March 31, 2006 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Arwin Rasyid
Vice President Director	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network and Solution	:	Abdul Haris
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar
As of March 31, 2005 and 2006, the Company had 29,337 employees and 28,037 employees, respectively.

b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 Series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company (continued)

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase a maximum of 5% of the Company’s issued Series B shares with total cost of not exceeding Rp5,250,000 million. As of the date of issuance of these consolidated financial statements, the Company has not repurchased any of the Company’s issued Series B shares.

As of March 31, 2006, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 36,790,231 ADS shares were listed on the New York Stock Exchange and London Stock Exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries

The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of		Start of	Total Assets
			Ownership		Commercial	Before Eliminations
Subsidiaries	Domicile	Nature of Business	2005	2006	Operations	2005	2006
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,611,445	1,346,343
PT AriaWest International	Bandung	Telecommunications	100	100	1995	1,536,899	1,253,319
PT Multimedia Nusantara	Jakarta	Pay TV	100	100	1998	24,498	60,757
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	100	100	1982	74,213	112,225
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	100	100	1995	750,625	604,541
PT Indonusa Telemedia	Jakarta	Multimedia	90	96	1997	70,320	66,656
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	21,824,988	27,585,200
PT Napsindo Primatel International	Jakarta	Telecommunications	60	60	1999	26,146	7,470
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	307,280	384,603
The Company has indirect investments through its subsidiaries in the following companies:

				Ownership		Start of
			Nature of	Percentage		Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2005	2006	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Fund raising	100	100	2002
Telkomsel Finance B.V.	PT Telekomunikasi Selular	Netherlands	Finance	100	100	2005
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Bogor	Printing	51	51	2000
PT Finnet Indonesia	PT Multimedia Nusantara	Jakarta	Trading	—	60	2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo.

Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% ownership interest in Pramindo.

PT AriaWest International (“AWI”)

AWI is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5b).

The CSPA provides for certain conditions that have to be satisfied at or prior to the closing date to effect the acquisition, e.g. completion of the restructuring of AWI’s loan, amendment of KSO III agreement, final and unconditional dismissal with prejudice of any proceeding. Those conditions have been satisfied at or prior to July 31, 2003.

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing pay television and multimedia telecommunications services.

On July 21, 2005, the annual general meeting of stockholders of Metra resolved to issue additional share capital totaling Rp26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.

On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 15).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd. (Note 5a).

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing multimedia telecommunications services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

On November 10, 2005, the Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%.

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429.0 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003.

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Telkomsel Finance B.V. (“TFBV”)

TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam (the Netherlands) on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes and other securities or documentary debt instruments.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance.

PT Balebat Dedikasi Prima (“Balebat”)

Infomedia has 51.33% direct ownership interest in Balebat, a company engaged in the printing business, domiciled in Bogor.

PT Finnet Indonesia (“Finnet”)

Finnet is a company established in January 2006 that engaged in trading and services. The issued capital is 60% owned by Metra.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects to accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 54.
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

In the case of PT Pramindo Ikat Nusantara (“Pramindo”), the Company has evaluated the scope and terms of this investment and concluded that it has the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company considered include, among others, the fact that the purchase price is fixed, its ability to vote 100% of the shares at general stockholders’ meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No. 7, “Related Party Disclosures.”

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,456 and Rp9,487 to US$1 as of March 31, 2005, and Rp9,055 and Rp9,065 to US$1 as of March 31, 2006.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iii.	Investments in associated companies (continued)

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.
h.	Trade and other accounts receivable
Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
i.	Inventories

Inventories, principally consist of components and modules, which are transferred to Plant, Property and Equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) card, Removable User Identity Module (“RUIM”) card and prepaid voucher blanks.

Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

k.	Property, plant and equipment — direct acquisitions

Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5 — 15
Telegraph, telex and data communication equipment	5 — 15
Transmission installation and equipment	5 — 20
Satellite, earth station and equipment	3 — 15
Cable network	5 — 15
Power supply	3 — 10
Data processing equipment	3 — 10
Other telecommunications peripherals	5
Office equipment	3 — 5
Vehicles	5 — 8
Other equipment	5
Land is stated at cost and is not depreciated.
When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.
In 2005, the Company recognized a write-down on certain transmission installation and equipment. In addition, in 2005, the Company also changed the estimated remaining useful lives of these assets and certain cable network equipment (Note 12).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account it relates to. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statement of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
m.	Revenue-sharing arrangements (continued)

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
p.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:
1.	Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

2.	Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.
Expenses are recognized on an accrual basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Employee benefits

In June 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 24 (Revised 2004), “Employee Benefits,” (“PSAK 24R”), which is a revision of PSAK No. 24, “Accounting for Pension Benefits.” PSAK 24R is effective for reporting periods beginning after July 1, 2004. In 2005, the Company adopted PSAK 24R and has restated the 2004 consolidated financial statements in accordance with the guidance in the transitional provisions of PSAK 24R. In accordance with the guidance, the difference between the transitional liability as of January 1, 2004, which was determined as the present value of defined benefit obligation less fair value of plan assets and unrecognized past service cost, and the corresponding liability previously recognized as of the same date was adjusted to the beginning balance of retained earnings as of January 1, 2004.
i.	Defined contribution plan

Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income as incurred.

ii.	Defined benefit plans

The Company’s consolidated net obligation or prepayment in respect of defined benefit pension plans is calculated separately for each plan by estimating present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the statement of income on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of income.

In calculating the obligation in respect of a plan, to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the statement of income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

Where the calculation results in a benefit, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any reductions in future contributions to the plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Employee benefits (continued)
iii.	Long-term service benefits

The Company’s consolidated net obligation in respect of long-term service benefits, other than post-employment plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated by an independent actuary using the projected unit credit method and is discounted to its present value and the fair value of any related plan assets is deducted.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.
r.	Income tax

The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carry forwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

s.	Earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
t.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

u.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

v.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,060 to US$1 published by Reuters on March 31, 2006. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	RESTATEMENT OF FINANCIAL STATEMENTS FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005

PSAK 24 Revisi 2004 (PSAK 24R)

As discussed in Note 2q to the consolidated financial statements, in 2005 the Company adopted PSAK 24R and has restated the consolidated financial statements as of and for the three months period ended March 31, 2005 in accordance with the guidance in the transitional provisions of PSAK 24R.

The changes of estimated useful life of WLL equipments

In 2005, the Government of Indonesia, in its efforts to rearrange the frequency spectra utilized by telecommunications industry, issued a series of regulations which caused the Company no longer be able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities, which primarily comprise of Wireless Local Loop (“WLL”) and Approach Link equipment, operating in the affected frequency spectra can no longer be used by the end of 2006.

Following the Government’s decisions, at the end of 2005 the Company assess the useful life and resulted to change the estimated remaining useful lives of WLL and Approach Link equipment included in cable network and the Jakarta and West Java BSS equipment included in transmission installation and equipment to have been fully depreciated by December 31, 2006 and June 30, 2007, respectively. As a result of the change, the Company has restated the depreciation expense which previously reported in the consolidated financial statements as of and for the three months period ended March 31, 2005.

PSAK 38 Revisi 2004 (PSAK 38R)

As discussed in Note 29 to the consolidated financial statements, the Company has adjusted the entire balance of difference in value of restructuring transactions between entities under common control arising from cross-ownership transactions and acquisition of Pramindo against the beginning balance of Retained Earnings as of January 1, 2003. Accordingly, the Company has restated the consolidated financial statements as of and for the three months period ended March 31, 2005 in accordance with the provisions of PSAK 38R.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	RESTATEMENT OF FINANCIAL STATEMENTS FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 (continued)

A comparison between the amounts as previously reported and as restated for the 2005 consolidated financial statement line items that were affected by the adoption of PSAK 24R, changes in WLL’s equipments estimated useful life and implementation of PSAK 38R can be summarized as follows:

	2005
	As previously
	reported	As restated
Balance sheet:
Assets:
Property, plant and equipment (net book value)	39,732,501	39,675,705
Prepaid pension benefit costs	69,387	1,182
Total non-current assets	47,029,215	46,904,214
Total assets	58,470,005	58,345,004

Liabilities
Accrued expenses	1,757,707	1,734,034
Total current liabilities	12,617,939	12,594,266
Deferred income tax liabilities — net	3,063,582	2,601,453
Provision for long service awards	584,720	469,514
Provision for post-retirement health care benefits	1,857,813	2,999,786
Accrued pension and other post-retirement benefits costs	21,677	1,407,151
Total non-current liabilities	18,337,312	20,287,424
Total liabilities	30,955,251	32,881,690

Stockholders’ equity
Difference in value of restructuring transaction between entities under common control	(7,288,271)	—
Retained earnings — Unappropriated	20,842,420	11,502,709
Total stockholders’ equity	21,964,775	19,913,335

Statement of income:
Operating expenses — Personnel	2,067,943	1,966,896
Depreciation expenses	1,559,218	1,616,014
Total operating expenses	5,652,238	5,607,986
Operating income	3,694,655	3,738,907
Income before tax	3,394,566	3,438,818
Tax expense	(1,059,088)	(1,021,475)
Net income	1,703,027	1,784,892
Net income per share — in full Rupiah amount	84.48	88.54
Net income per ADS — in full Rupiah amount	3,379.14	3,541.45
As also discussed in Note 2q to the consolidated financial statements, the difference between the transitional liability as of January 1, 2004 and the corresponding liability previously recognized as of the same date amounting to Rp 2,618,665 million, net of tax effect of Rp 600,059 million, was adjusted to the beginning balance of retained earnings as of January 1, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV
a.	Dayamitra

On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134.2 million (including consultants’ fees of approximately US$3.3 million or Rp37,325 million). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18.3 million (Rp206,675 million) on May 17, 2001, the closing date of the transaction, and US$8.9 million (Rp100,989 million) on August 10, 2001 as a post-closing working capital adjustment to the purchase price. The remaining amount of US$103.6 million (Rp1,171,157 million) was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12.9 million, from August 17, 2001 to May 17, 2003. The estimated present value of US$103.6 million at the discount rate of 14% was estimated to be US$89.1 million (Rp1,006,310 million).

The acquisition of Dayamitra has been accounted for using the purchase method of accounting. This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement of 9.6 years (Note 15). There was no goodwill arising from this acquisition.

The Company acquired control of Dayamitra on May 17, 2001 and has consequently consolidated Dayamitra from that date.

The allocation of the acquisition cost for the 90.32% ownership in Dayamitra was as follows:

Rp
Purchase consideration — net of discount on promissory notes	1,351,299

Fair value of net assets acquired:
— Cash and cash equivalents	93,652
— Distributable KSO revenue receivable	62,398
— Other current assets	9,450
— Property, plant and equipment	1,401,479
— Intangible assets	1,276,575
— Other non-current assets	19,510
— Current liabilities	(236,265)
— Deferred tax liabilities	(581,816)
— Non-current liabilities	(693,684)

1,351,299

Net cash outflow on the acquisition of Dayamitra amounted to Rp241,300 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
a.	Dayamitra (continued)

In connection with the Dayamitra transaction, the Company also entered into the following agreements:
1.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was payable in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below.

The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option was US$16.2 million less certain amounts that are stipulated in the Option Agreement.

Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.

On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million which the payment will be due on March 26, 2006. Payment of the strike price will be made through an escrow account established under the Escrow Agreement discussed below. The Company is required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.

The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represents the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets of Rp231,477 million. The amount is being amortized over the remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1 of the previous year, consolidated income would not have been significantly different from the reported amounts.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
a.	Dayamitra (continued)
1.	Option Agreement (continued)

As of March 31, 2005, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15.0 million (equivalent Rp142,562 million) and is presented as “Liabilities of business acquisitions” (Note 25). On March 26, 2006, has been fully paid.

2.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 16).
b.	AWI

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Amount of cash and promissory notes given up	1,141,752

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
b.	AWI (continued)

Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 7.4 years (Note 15).

The Company’s consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.

The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities of business acquisitions” in the consolidated balance sheets as of March 31, 2005 and 2006 (Note 25). As of March 31, 2005 and 2006, the outstanding promissory notes, before unamortized discount, amounted to US$87.2 million (Rp827,956 million) and US$65.4 million (Rp593,345 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal of fair values.

c.	Amendment of the Joint Operation Scheme in Regional Division IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are:
•	The rights to operate fixed-line telecommunications services are transferred to the Company, where KSO IV is operated under the management, supervision, control and responsiblity of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV are assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
c.	Amendment of the Joint Operation Scheme in Regional Division IV (“KSO IV”) (continued)
•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.
The purchase price for this transaction was approximately US$390.7 million or equivalent to Rp3,285,362 million which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consideration	3,285,362

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.
The Company’s consolidated results of operations include the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.
As of March 31, 2005 and 2006, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$445.8 million (Rp4,229,621 million) and US$375.4 million (Rp3,403,152 million) and is presented as “Liabilities of business acquisitions” (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS

	2005	2006
Cash on hand	27,559	27,579

Cash in banks
Related parties
Rupiah
Bank Mandiri	105,364	156,091
Bank Negara Indonesia	245,013	103,238
Bank Rakyat Indonesia	15,403	6,294
Bank Pos Nusantara	1,235	1,201

Total	367,015	266,824

Foreign currencies
Bank Mandiri	43,640	95,700
Bank Negara Indonesia	1,809	4,634
Bank Rakyat Indonesia	629	607

Total	46,078	100,941

Total — related parties	413,093	367,765

Third parties
Rupiah
ABN AMRO Bank	122,061	117,270
Bank Central Asia	6,013	9,068
Bank Bukopin	8,198	8,838
Deutsche Bank	25,132	7,420
Bank Muamalat Indonesia	75	4,000
Bank Mega	3,742	3,701
Bank Bumi Putra Indonesia	—	3,299
Lippo Bank	2,871	1,079
Citibank NA	676	1,432
Bank Niaga	393	905
Bank Danamon	128	217
Bank Internasional Indonesia	19	10
Bank Buana Indonesia	5	2

Total	169,313	157,241

Foreign currencies
ABN AMRO Bank	100	36,347
Citibank NA	4,726	5,290
Deutsche Bank	9,817	2,446
Bank Central Asia	67	162
Standard Chartered Bank	96	91
Bank Internasional Indonesia	6	50
The Bank of Tokyo Mitsubishi	17	18

Total	14,829	44,404

Total — third parties	184,142	201,645

Total cash in banks	597,235	569,410

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

	2005	2006
Time deposits
Related parties
Rupiah
Bank Mandiri	971,323	1,521,669
Bank Negara Indonesia	322,565	1,147,595
Bank Rakyat Indonesia	269,790	348,200
Bank Tabungan Negara	72,130	161,845

Total	1,635,808	3,179,309

Foreign currencies
Bank Mandiri	—	665,769
Bank Negara Indonesia	100	2,425

Total	100	668,194

Total — related parties	1,635,908	3,847,503

Third parties
Rupiah
Standard Chartered Bank	450,000	508,600
Citibank NA	—	419,100
Bank Niaga	67,382	132,170
Bank Mega	80,349	97,575
Bank Bukopin	80,710	92,770
Bank Jabar	70,070	91,785
Bank Danamon	42,305	73,765
Bank NISP	30,305	55,575
Bank BTPN	9,575	45,330
Bank Bumi Putra Indonesia	18,303	19,643
Bank Syariah Mega Indonesia	12,000	23,765
Deutsche Bank	766,480	13,500
Bank Yudha Bhakti	—	8,000
Bank Muamalat Indonesia	7,000	5,000
Bank Nusantara Parahyangan	—	5,000
Bank International Indonesia	4,500	—
ABN AMRO Bank	4,000	—

Total	1,642,979	1,591,578

Foreign currencies
Deutsche Bank	1,760,884	962,919
The Hongkong Shanghai Bank Corporation	435,796	—
Standard Chartered Bank	80,109	—

Total	2,276,789	962,919

Total — third parties	3,919,768	2,554,497

Total time deposits	5,555,676	6,402,000

Total cash and cash equivalents	6,180,470	6,998,989

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2005	2006
Rupiah	4.75% — 7.30%	4.25% — 13.00%
Foreign currencies	0.60% — 0.65%	3.25% — 4.00%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 45 for details of related party transactions.

7.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable from related parties and third parties arise from services provided to both retail and non-retail customers.
a.	By Debtor

Related parties:

	2005	2006
Government agencies	460,501	486,335
KSO Units	278,253	114,129
PT Citra Sari Makmur	28,052	18,744
Kopegtel	—	4,936
PT Pacific Satelite Nusantara	—	3,345
PT Aplikanusa Lintasarta	7,556	3
Others	3,554	7,231

Total	777,916	634,723
Allowance for doubtful accounts	(99,523)	(89,533)

Net	678,393	545,190

Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE ACCOUNTS RECEIVABLE (continued)
a.	By Debtor (continued)

Third parties:

	2005	2006
Residential and business subscribers	3,386,895	3,435,395
Overseas international carriers	321,467	216,019
Others	—	9,171

Total	3,708,362	3,660,585
Allowance for doubtful accounts	(508,301)	(603,454)

Net	3,200,061	3,057,131

b.	By Age

Related parties:

	2005	2006
Up to 6 months	605,849	219,579
7 to 12 months	52,716	186,097
13 to 24 months	56,250	162,698
More than 24 months	63,101	66,349

Total	777,916	634,723
Allowance for doubtful accounts	(99,523)	(89,533)

Net	678,393	545,190

Third parties:

	2005	2006
Up to 3 months	2,831,294	3,005,121
More than 3 months	877,068	655,464

Total	3,708,362	3,660,585
Allowance for doubtful accounts	(508,301)	(603,454)

Net	3,200,061	3,057,131

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE ACCOUNTS RECEIVABLE (continued)
c.	By Currency

Related parties

	2005	2006
Rupiah	748,896	607,528
United States Dollar	29,020	27,195

Total	777,916	634,723
Allowance for doubtful accounts	(99,523)	(89,533)

Net	678,393	545,190

Third parties

	2005	2006
Rupiah	3,454,349	3,393,532
United States Dollar	254,013	267,053

Total	3,708,362	3,660,585
Allowance for doubtful accounts	(508,301)	(603,454)

Net	3,200,061	3,057,131

d.	Movements in the allowance for doubtful accounts

	2005	2006
Beginning balance	522,066	685,668
Additions	117,062	142,894
Bad debts write-off	(31,304)	(135,575)

Ending balance	607,824	692,987

Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.
Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.
Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8.	INVENTORIES

	2005	2006
Components	62,728	57,891
Allowance for obsolescence	(20,682)	(8,697)

Net	42,046	49,194

Modules	88,259	105,872
Allowance for obsolescence	(35,776)	(41,365)

Net	52,483	64,507

SIM cards, RUIM cards and prepaid voucher blanks	78,296	192,165
Allowance for obsolescence	(482)	(189)

Net	77,814	191,976

Total	172,343	305,677

Movements in the allowance for obsolescence are as follows:

	2005	2006
Beginning balance	54,733	48,347
Additions	2,433	1,904
Inventory write-off	(226)	—

Ending balance	56,940	50,251

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.
At March 31, 2006, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$ 0.6 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9.	PREPAID EXPENSES

	2005	2006
Rental	503,998	772,449
Salary	402,237	291,344
Frequency license	—	118,843
Telephone directory issuance cost	31,245	34,441
Insurance	24,334	9,182
Other	33,698	17,391

Total	995,512	1,243,650

10.	OTHER CURRENT ASSETS

	2005	2006
Bank Mandiri	44,455	154,016

As of March 31, 2005, the balance consists of the Company’s time deposits of US$4.6 million (Rp43,497 million) pledged as collateral for credit facility obtained by Napsindo (Note 20d) and Rp958 million pledged as collateral for bank guarantees.
As of March 31, 2006, the balance consists of the Company’s time deposits of US$13.6 million (Rp123,635 million) and Rp30,381 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS

	2005
	Percentage
	of	Opening	Addition /	Equity in	Translation	Ending
	Ownership	Balance	(Deduction)	Net Income	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	60,116	—	(176)	(2)	59,938
PT Patra Telekomunikasi Indonesia	30.00	12,421	—	2,954	—	15,375
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		72,537	—	2,778	(2)	75,313

Cost method:
Bridge Mobile Pte. Ltd.	14.29	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	3.63	—	—	—	—	—

		10,076	—	—	—	10,076

		82,613	—	2,778	(2)	85,389

	2006
	Percentage
	of	Opening		Equity in	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	balance
Equity method:
PT Citra Sari Makmur	25.00	66,254	—	1,026	(12)	67,268
PT Patra Telekomunikasi Indonesia	40.00	27,096	—	(1,881)		25,215
PT Pasifik Satelit Nusantara	35.50	—	—	—	—	—

		93,350	—	(855)	(12)	92,483

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		10,076	—	—	—	10,076

		103,426	—	(855)	(12)	102,559

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (Continued)

On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement (“KMT-IP share-swap transaction”) in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia (“Komselindo”), its 20.17% outstanding shares in PT Metro Selular Nusantara (“Metrosel”), and its 100% outstanding shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia (“Indonusa”), 21.12% outstanding shares in PT Pasifik Satelit Nusantara (“PSN”) under certain terms and paid cash of Rp5,398 million to the Company.

From the KMT — IP share-swap transaction, the Company recognized a loss of Rp47,307 million being the difference between the fair value of assets received and the carrying amount of the Company’s investments given to CPSC, and reversal of difference due to change of equity in Metrosel previously recognized directly in equity.
a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of March 31, 2005 and 2006, the carrying amount of investment in CSM was equal to the underlying equity in net assets of CSM.

b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.

On August 26, 2005, the Company purchased 10% of Patrakom’s shares from PT Indosat Tbk (related party) for Rp4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.

As of March 31, 2005 and 2006, the carrying amount of investment in Patrakom was equal to the underlying equity in net assets of Patrakom.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.

On August 8, 2003, as a result of share-swap transaction with CPSC, the Company interest in PSN effectively increased to 43.69%. The Company decided to increase its ownership interest in PSN as part of the share-swap transactions that was premised on the Company’s assessment that PSN’s satellite services will allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.

In 2003, PSN entered into a negotiation with its current creditors to restructure its debts. As of the date of issuance of these consolidated financial statements, the debt restructuring was not yet effective.

In 2005, the Company’s ownership interest was diluted to 35.5 % following the issuance of new shares by PSN to new stakeholders.

d.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (Rp9,290 million) which represents a 14.286% ownership interest.

On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50 % following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

e.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
g.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%

On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

Subsequently, on January 13, 2006, the Company sold its entire ownership in Mobisel to Twinwood Ventures Limited (third party) for Rp22,561 million.

h.	Medianusa Pte. Ltd.

Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories. On November 30, 2004, Infomedia sold its entire ownership in Medianusa Pte. Ltd. for SGD0.024 million (Rp135 million) and recognized a gain of Rp27 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				March 31,
	2005	Additions	Deductions	Reclassifications	2005
At cost or revalued amounts:
Direct acquisitions
Land	327,339	2,996	—	(225)	330,110
Buildings	2,170,055	35,539	—	249	2,205,843
Switching equipment	10,360,100	—	—	28,641	10,388,741
Telegraph, telex and data communication equipment	213,855	—	—	—	213,855
Transmission installation and equipment	26,922,143	936,032	—	13,216	27,871,391
Satellite, earth station and equipment	3,354,803	—	—	12	3,354,815
Cable net work	17,701,074	5,864	—	18,352	17,725,290
Power supply	1,194,710	2,799	—	6,803	1,204,312
Data processing equipment	3,786,741	226,581	(6,133)	390	4,007,579
Other telecommunications peripherals	824,634	67,039	—	—	891,673
Office equipment	661,666	16,149	(1,208)	416	677,023
Vehicles	191,403	—	(11)	(475)	190,917
Other equipment	112,626	104	—	—	112,730
Property under construction:
Buildings	53,412	4,627	—	(488)	57,551
Transmission installation and equipment	175,131	201,652	—	(1,738)	375,045
Satellite, earth station and equipment	776,899	—	—	—	776,899
Cable net work	25,508	183,735	—	(2,286)	206,957
Power supply	69	1,012	—	—	1,081
Data processing equipment	16,681	2,678	—	—	19,359
Leased assets
Vehicles	413	—	—	—	413

Total	68,869,262	1,686,807	(7,352)	62,867	70,611,584

Accumulated depreciation:
Direct acquisitions
Buildings	952,638	31,970	—	—	984,608
Switching equipment	5,601,273	183,556	—	19,412	5,804,241
Telegraph, telex and data communication equipment	198,653	820	—	—	199,473
Transmission installation and equipment	8,208,259	684,736	—	4,440	8,897,435
Satellite, earth station and equipment	1,532,282	50,657	—	(2)	1,582,937
Cable net work	8,235,661	445,801	—	11,413	8,692,875
Power supply	904,780	20,757	—	6,630	932,167
Data processing equipment	2,112,821	150,084	(6,132)	(5,101)	2,251,672
Other telecommunications peripherals	712,578	18,282	—	6,517	737,377
Office equipment	562,757	9,533	(839)	3,422	574,873
Vehicles	180,864	1,444	—	(475)	181,833
Other equipment	94,527	1,782	—	—	96,309
Leased assets
Vehicles	70	9	—	—	79

Total	29,297,163	1,599,431	(6,971)	46,256	30,935,879

Net Book Value	39,572,099				39,675,705

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				March 31,
	2006	Additions	Deductions	Reclassifications	2006
At cost or revalued amounts:
Direct acquisitions
Land	334,447	18,496	—	—	352,943
Buildings	2,567,559	28,172	—	847	2,596,578
Switching equipment	10,829,881	7,500	—	—	10,837,381
Telegraph, telex and data communication equipment	215,792	195	—	—	215,987
Transmission installation and equipment	31,554,134	709,515	—	—	32,263,649
Satellite, earth station and equipment	4,944,004	1,843	(281)	—	4,945,566
Cable network	18,697,500	34	(990)	—	18,696,544
Power supply	1,312,395	774	—	—	1,313,169
Data processing equipment	7,842,373	257,248	—	—	8,099,621
Other telecommunications peripherals	904,151	5,978	(301)	—	909,828
Office equipment	649,938	4,269	(300)	186	654,093
Vehicles	186,383	1,634	(1,385)	—	186,632
Other equipment	115,544	121	—	—	115,665
Property under construct ion:
Buildings	21,775	1,219	—	(1,025)	21,969
Switching equipment	13,172	15,885	—	—	29,057
Transmission installation and equipment	714,399	212,801	—	5,393	932,593
Satellite, earth station and equipment	133	—	—	—	133
Cable network	3,771	10,219	—	(5,401)	8,589
Power supply	61	7,758	—	—	7,819
Data processing equipment	1,567,260	929,051	—	—	2,496,311
Other telecommunications peripherals	3,524	4,158	—	—	7,682
Leased assets
Vehicles	330	—	—	—	330
Transmission installation and equipment	257,380	—	—	—	257,380

Total	82,735,906	2,216,870	(3,257)	—	84,949,519

Accumulated depreciation:
Direct acquisitions
Buildings	1,109,838	40,983	—	—	1,150,821
Switching equipment	6,472,592	188,560	—	—	6,661,152
Telegraph, telex and data communication equipment	201,527	1,042	—	—	202,569
Transmission installation and equipment	11,991,282	1,036,897	—	—	13,028,179
Satellite, earth station and equipment	1,306,061	84,441	(281)	—	1,390,221
Cable network	10,395,684	403,712	(990)	—	10,798,406
Power supply	1,032,190	20,400	—	—	1,052,590
Data processing equipment	2,938,131	251,757	—	—	3,189,888
Other telecommunications peripherals	793,983	17,880	(301)	—	811,562
Office equipment	543,138	9,185	(294)	—	552,029
Vehicles	179,601	974	(821)	—	179,754
Other equipment	101,564	1,262	—	—	102,826
Leased assets
Vehicles	70	—	—	—	70
Transmission installation and equipment	27,002	8,296	—	—	35,298

Total	37,092,663	2,065,389	(2,687)	—	39,155,365

Net Book Value	45,643,243				45,794,154

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2005	2006
Proceeds from sale of property, plant and equipment	5,312	1,695
Net book value	4,835	—

Gain/(loss) on disposal	477	1,695

In accordance with the amended and restated KSO agreement with MGTI (Note 5c), ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of March 31, 2005 and 2006, the net book value of these property, plant and equipment was Rp1,910,805 million and Rp1,553,545 million, respectively.
As of March 31, 2005 and 2006, the net book value of property, plant and equipment included in the Company’s property, plant and equipment that are utilized by the KSO amounted to Rp421,385 million and Rp333,013 million, respectively. The legal ownership of these property, plant and equipment are still retained by the Company.
In 2005, the Government of Indonesia, in its efforts to rearrange the frequency spectra utilized by telecommunications industry, issued a series of regulations which caused the Company no longer be able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities, which primarily comprise of Wireless Local Loop (“WLL”) and Approach Link equipment, operating in the affected frequency spectra can no longer be used by the end of 2006.
Further, on August 31, 2005, the Minister of Communication and Information (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union – Radio communication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for International Mobile Telecommunications-2000 (“IMT-2000” or “3-G”) network. In its press release, the MoCI also announced that CDMA-based technology network which the Company uses for its fixed wireless services can only operate in the 800 MHz frequency spectrum. At present, the Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network can no longer be used by the end of 2007. Management expects these BSS equipment will be completely replaced with BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that fixed wireless network can only operate in the 800 MHz frequency spectrum and that the 1900 MHz is allocated for 3-G network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)
Following the preceding Government’s decisions, at the end of year 2005, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireline and fixed wireless asset belongs. The recoverable amount was estimated using value in use which represents the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%. In determining cash-generating unit to which an asset belongs, assets are grouped at the lowest level that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Based on this review, at the end of year 2005, the Company recognized a write-down of Rp616,768 million related to transmission installation and equipment of fixed wireless assets and recorded this amount in operating expenses in the consolidated statements of income. Further, the Company also changed the estimated remaining useful lives of WLL and Approach Link equipment included in cable network and the Jakarta and West Java BSS equipment included in transmission installation and equipment to have been fully depreciated by December 31, 2006 and June 30, 2007, respectively.
On August 18, 2005, the Company disposed its Palapa B-4 satellite which had been fully depreciated as of July 1, 1999. On November 17, 2005, the Company’s Telkom-2 satellite was launched, and on December 20, 2005, the Telkom-2 satellite has passed the final acceptance test.
As of March 31, 2006, the Company operated two satellites which primarily provide backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. The Company can allocate the transponders in the satellite following to customer’s demand. As of March 31, 2006, there were no events or changes in circumstances which indicate that the carrying amount of the Company’s satellites may not be recoverable.
The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2006-2035. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.
Some of the Company’s land is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.
As of March 31, 2006, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurance companies against fire, theft and other specified risks for a coverage of Rp25,969,172 million plus US$2,954 million. In addition, the Telkom-1 satellites are insured for US$45.2 million. Management believes that the insurance coverage is adequate.
Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)
As of March 31, 2006, the Company has lease commitments for certain transmission installation and equipment and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of March 31, 2006 are as follows:

Year	Rupiah
2006	73,443
2007	73,443
2008	73,443
2009	73,443
2010	73,443
Later	142,775

Total minimum obligations	509,990
Interest	(258,252)

Present value of net minimum obligations	251,738
Current maturities	(24,559)

Long-term portion	227,179

13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				March 31,
	2005	Additions	Deductions	Reclassifications	2005
At cost:
Land	3,382	—	—	—	3,382
Buildings	13,422	—	—	—	13,422
Switching equipment	418,137	—	—	(28,641)	389,496
Transmission installation and equipment	259,119	—	—	(9,646)	249,473
Cable network	396,140	—	—	(12,436)	383,704
Other telecommunications peripherals	103,497	—	—	(6,628)	96,869

Total	1,193,697	—	—	(57,351)	1,136,346

Accumulated depreciation:
Land	1,601	42	—	—	1,643
Buildings	7,077	168	—	—	7,245
Switching equipment	286,122	6,810	—	(19,412)	273,520
Transmission installation and equipment	68,966	5,170	—	(9,646)	64,490
Cable network	227,517	4,978	—	(8,011)	224,484
Other telecommunications peripherals	103,287	12	—	(6,628)	96,671

Total	694,570	17,180	—	(43,697)	668,053

Net Book Value	499,127				468,293

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

	January 1,				March 31,
	2006	Additions	Deductions	Reclassifications	2006
At cost:
Land	3,428	—	—	—	3,428
Buildings	8,021	—	—	—	8,021
Switching equipment	275,035	—	—	—	275,035
Transmission installation and equipment	283,438	—	—	—	283,438
Cable network	268,413	268	—	(581)	268,100
Other telecommunications peripherals	169,304	—	—	—	169,304

Total	1,007,639	268	—	(581)	1,007,326

Accumulated depreciation:
Land	1,771	43	—	—	1,814
Buildings	4,366	112	—	—	4,478
Switching equipment	185,689	6,168	—	—	191,857
Transmission installation and equipment	83,294	6,166	—	—	89,460
Cable network	114,126	5,332	—	(89)	119,369
Other telecommunications peripherals	68,988	17	—	—	69,005

Total	458,234	17,838	—	(89)	475,983

Net Book Value	549,405				531,343

In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.
The unearned income on revenue-sharing arrangements is as follows:

	2005	2006
Gross amount	1,136,345	1,007,326

Accumulated amortization:
Beginning balance	(833,365)	(969,150)
Addition (Note 35)	(27,246)	(31,277)
Deduction	58,108	387,612

Ending balance	(802,503)	(612,815)

Net	333,842	394,511

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	ADVANCES AND OTHER NON-CURRENT ASSETS
Advances and other non-current assets consist of:

	2005	2006
Advances for purchase of property, plant and equipment	1,127,477	165,595
Restricted cash	118,145	869
Security deposits	27,724	30,518
Deferred landrights charges	92,178	84,192
Others	66,909	37,889

Total	1,432,433	319,063

As of March 31, 2005, restricted cash represents time deposits with original maturities of more than one year held by the Company and its subsidiaries and are pledged as collateral for bank guarantees.
As of March 31, 2006, restricted cash represents cash received from the Government relating to compensation for early termination of exclusive rights (Note 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.
Deferred landrights charges represent costs to extend the contractual life of the landrights which are deferred and amortized over the new contractual life.
15.	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill and other intangible assets for the three months period ended March 31, 2005 and 2006 are as follows:

		Other
		Intangible
	Goodwill	Assets	Total
Gross carrying amount:
Balance as of December 31, 2004	106,348	7,151,111	7,257,459
Addition	—	—	—

Balance as of March 31, 2005	106,348	7,151,111	7,257,459

Accumulated amortization:
Balance as of December 31, 2004	(76,221)	(1,769,813)	(1,846,034)
Amortization expense for 2004	(5,317)	(224,221)	(229,538)

Balance as of March 31, 2005	(81,538)	(1,994,034)	(2,075,572)

Net book value	24,810	5,157,077	5,181,887

Weighted-average amortization period	5 years	7.97 years

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

		Other
		Intangible
	Goodwill	Assets	Total
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	7,257,459
Addition — License for 3G Telkomsel	—	436,000	436,000

Balance as of March 31, 2006	106,348	7,587,111	7,693,459

Accumulated amortization:
Balance as of December 31, 2005	(97,491)	(2,666,696)	(2,764,187)
Amortization expense for three months period	(5,317)	(231,488)	(236,805)

Balance as of March 31, 2006	(102,808)	(2,898,184)	(3,000,992)

Net book value	3,540	4,688,927	4,692,467

Weighted-average amortization period	5 years	8.08 years
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI and KSO IV, and represent the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).
On February 8, 2006, Telkomsel has obtained a 3-G mobile cellular operating license for 1940-1945 MHz and 2130-2135 MHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3-G license amounted to Rp436,000 million was recognized as other intangible asset and amortized over the useful life of the license (10 years).
16.	ESCROW ACCOUNTS

Escrow accounts consist of the following:

	2005	2006
Citibank N.A., Singapore	53,053	3,205
Bank Mandiri	6,272	6,421

	59,325	9,626

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS (continued)
a.	Citibank N.A., Singapore

This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 5a).

In 2004, the Company has repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account is used to facilitate the payment of the Company’s obligations under the Option Agreement with TMC.

The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24e).
17.	TRADE ACCOUNTS PAYABLE

	2005	2006
Related parties
Payables to other telecommunications carriers	357,916	271,948
Concession fees	331,162	440,698
Purchases of equipment, materials and services	262,621	186,529

Total	951,699	899,175

Third parties
Purchases of equipment, materials and services	2,638,978	2,728,483
Payables relate d to revenue-sharing arrangements	50,324	92,888
Payables to other telecommunication providers	91,039	76,948

Total	2,780,341	2,898,319

Total	3,732,040	3,797,494

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
17.	TRADE ACCOUNTS PAYABLE (continued)

Trade accounts payable by currency are as follows:

	2005	2006
Rupiah	2,373,674	3,086,919
U.S. Dollar	1,300,087	663,657
Euro	56,716	46,273
Great Britain Pound Sterling	1,113	19
Australian Dollar	—	581
Hongkong Dollar	—	45
Singapore Dollar	239	—
Japanese Yen	211	—

Total	3,732,040	3,797,494

Refer to Note 45 for details of related party transactions.
18.	ACCRUED EXPENSES

	2005	2006
Early retirement benefits	511,989	—
Salaries and employee bonuses	390,165	657,502
Operations, maintenance and telecommunications services	394,091	391,742
General, administrative and marketing	151,766	510,963
Interest and bank charges	286,023	218,946
Accrued liability for loss on procurement commitments (Note 12)	—	—

Total	1,734,034	1,779,153

Based on the Resolution of Human Resources Director No. KR.06/PS900/SDM-30/2005 dated February 11, 2005 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Based on the Resolution of Human Resources Director No. KR 12/PS900/SDM.30/2005 dated March 15 2005 regarding Approval for 2005 Early Retirement Committee recommendation, which is stated that 1,016 employees was eligible for early retirement. Accrued early retirement benefits as of March 31, 2005 amounted to Rp511,989.
19.	UNEARNED INCOME

	2005	2006
Prepaid pulse reload vouchers	1,077,096	1,577,535
Other telecommunication services	8,292	8,400
Other	4,267	123,395

Total	1,089,655	1,709,330

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS

	2005	2006
Bank Central Asia	634,863	—
ABN AMRO Bank	332,045	—
Hongkong Shanghai Bank (HSBC)	100,000	—
Bank Mandiri	42,245
Bank Niaga	—	6,800

Total	1,109,153	6,800

a.	Bank Central Asia

On December 27, 2004, the Company entered into a loan agreement with Bank Central Asia for a short-term loan with a maximum facility of US$49.0 million. The loan was due on June 28, 2005. The facility is unsecured and bears interest at a rate equal to the 1-month LIBOR plus 2.85% (i.e. 5.27% as of March 31, 2005). Principal outstanding as of March 31, 2005 amounted to Rp464,863 million (US$49.0 million). On April 15, 2005, the loan was repaid and the loan agreement was terminated.

On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender” and “Transferor”) with a total facility of Rp170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility bears interest at a rate equal to the 3-month Certificate of Bank Indonesia plus 1% (i.e. 13.09% as of March 31, 2005) payable in arrears. The loan is due on February 1, 2006. Principal outstanding as of March 31, 2005 amounted to Rp170,000 million. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.

b.	ABN AMRO Bank

On January 28, 2004, the Company signed a short-term loan agreement with ABN AMRO Bank N.V., Jakarta Branch for a facility of US$129.7 million. The loan was used to settle the outstanding promissory notes at March 15, 2004 which were issued for the acquisition of Pramindo. The principal and interest are payable in 10 monthly installments from March 2004 to December 2004. The loan bears interest at a rate equal to the LIBOR plus 2.75%. As of December 31, 2004, the loan was repaid and the loan agreement was terminated on January 6, 2005.

On December 21, 2004, the Company entered into a loan agreement with ABN AMRO Bank N.V. for a short-term loan with a maximum facility of US$65.0 million. The loan principal of US$30.0 million and US$35.0 million is due on March 31, 2005 and June 30, 2005, respectively. The loan is unsecured and bears interest at a rate equal to the 3-month U.S. Dollar LIBOR plus 2.5% (i.e. 5.02% as of March 31, 2005). Principal outstanding as of March 31, 2005 was Rp332,045 million (US$35.0 million). On March 31, 2005 and June 30, 2005, the loan principal that was due on these dates of US$30.0 million and US$35.0 million, respectively, was repaid. On June 30, 2005, the loan agreement was terminated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
c.	The Hongkong Shanghai Bank Corporation (“HSBC”)

On December 20, 2004, the Company entered into a revolving loan agreement with HSBC for a maximum facility of Rp500,000 million. The facility is available for withdrawal until January 20, 2005 and any amount drawn down under this facility is payable within 6 months from the withdrawal date. The facility bears interest at a rate equal to one-month Certificate of Bank Indonesia plus 1% of the amount drawn down which is payable at the maturity date of the loan.

On March 28, 2005, the maximum facility was amended to Rp100,000 million with interest rate at one-month Certificate of Bank Indonesia plus 1% and US$49.0 million with interest rate at LIBOR plus 1.8%.

On January 20, 2005 and April 14, 2005, the Company drew down Rp100,000 million and US$49.0 million, respectively. Principal outstanding as of March 31, 2005 was Rp100,000 million. As of October 14, 2005, the loan has been fully repaid and the loan agreement was terminated.

d.	Bank Mandiri

On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri for a facility of US$1.8 million for a one–year term. The loan is secured with the Company’s time deposits (Note 10) with interest rate at 2% above the pledged time deposits interest rate (i.e. 2.65% as of March 31, 2005). The loan facility has been extended several times, the most recent of which was on September 23, 2004 where the loan facility was extended for another one-year term and will expire on August 28, 2005.

On April 24, 2003, Napsindo also entered into a loan agreement with Bank Mandiri for a facility of US$2.7 million for a one–year term. On May 4, 2004, the facility was extended for another one year term and will expire on April 24, 2005. The loan is secured by the Company’s time deposits (Note 10) and bears interest at 2% above the pledged time deposits interest rate (i.e. 2.65% as of March 31, 2005).

As of March 31, 2005, principal outstanding under these facilities amounted to US$4.5 million (Rp42,245 million). On July 29, 2005, the Company’s time deposits pledged for these facilities were used to repay the entire loans balance and on August 1, 2005, the loan agreements were terminated.

e.	Bank Niaga

On April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million comprising of revolving credit facility of Rp800 million which bears interest at 12% per annum and will mature on July 25, 2005 and investment credit facility of Rp1,600 million which bears interest at 12% per annum and will mature on October 25, 2009 (Note 24f). On July 26, 2005, the interest rate and maturity date for revolving credit facility was amended to 12.5% per annum and May 30, 2006, respectively. The total credit facility of Rp2,400 million is secured by certain Balebat’s property located in West Java. As of March 31, 2006, principal outstanding was Rp800 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
e.	Bank Niaga (continued)

On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a maximum facility of Rp3,000 million for a one-year term. The loan facility is secured by certain GSD’s property, bears interest at 14.5% per annum and will expire on October 18, 2006. Principal outstanding as of March 31, 2006 was Rp3,000 million.

In October 2005, GSD also entered into a credit agreement with the Bank Niaga, Bandung to obtain a Rp12 billion short-term facility, which expires on 18 October 2006. Borrowing under this facility bears interest at 14.5% per annum. Principal outstanding as of March 31, 2006 was Rp3,000 million.
21.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2005	2006
Obligations under capital leases	12	—	24,559
Two-step loans	22	656,221	540,287
Medium-term Notes	23b	1,221,313	144,627
Bank loans	24	551,253	837,583
Liabilities of business acquisitions	25	614,730	644,526

Total		3,043,517	2,191,582

b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2007	2008	2009	2010	Later
Obligations under capital leases	12	227.1	32.7	32.7	32.7	32.7	96.3
Two-step loans	22	4,383.4	346.3	434.6	421.6	398.7	2,782.2
Bonds	23a	993.2	993.2	—	—	—	—
Medium-term Notes	23b	464.8	464.8	—	—	—	—
Bank loans	24	2,053.4	764.9	718.9	355.2	214.4	—
Liabilities of business acquisitions	25	2,689.6	441.7	748.4	729.1	770.4	—

Total		10,811.5	3,043.6	1,934.6	1,538.6	1,416.2	2,878.5

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans with principal amount of US$48.8 million and its entire Euro denominated two-step loans with principal amount of EUR14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia – Directorate General of Treasury.

The details of the two-step loans are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
Overseas banks	3.10% — 10.36%	3.10% — 11.64%	5,771,466	4,845,064
Consortium of contractors	3.20% — 8.49%	3.20%	126,516	78,648

Total			5,897,982	4,923,712
Current maturities			(656,221)	(540,287)

Long-term portion			5,241,761	4,383,425

The details of two-step loans obtained from overseas banks as of March 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
U.S. Dollar	4.00% — 6.81%	4.00% — 6.81%	2,355,872	1,972,168
Rupiah	8.3% — 10.36%	8.54% — 11.64%	2,051,353	1,754,117
Japanese Yen	3.10%	3.10%	1,364,241	1,118,779

Total			5,771,466	4,845,064

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and they are due on various dates until 2024.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

Details of two-step loans obtained from a consortium of contractors as of March 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
Japanese Yen	3.20%	3.20%	116,593	78,648
Rupiah	8.49%	11.64%	9,923	—

Total			126,516	78,648

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and they are due on various dates until June 15, 2008.
Two-step loans which are payable in Rupiah bear either a fixed interest rate, a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1% or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.
As of March 31, 2005, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.
The Company should maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originating from World Bank and ADB, respectively.
As of March 31, 2006, the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS

	2005	2006
Bonds	987,886	993,172
Medium-term Notes	1,078,281	609,479
Guaranteed Notes	751,313	—

Total	2,817,480	1,602,651
Current maturities	(1,221,313)	(144,627)

Long-term portion	1,596,167	1,458,024

a.	Bonds
On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas. Effective January 17, 2006, PT Bank Rakyat Indonesia Tbk becomes the trustee of the bonds replacing PT Bank Negara Indonesia (Persero) Tbk.
The current rating for the bonds issued by Pefindo is AAA and by Standard and Poor’s is BB+.
As of March 31, 2005 and 2006, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2005	2006
Principal	1,000,000	1,000,000
Bond issuance costs	(12,114)	(6,828)

Net	987,886	993,172

During the period when the bonds are outstanding, the Company should comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period of January 1, 2002 to December 31, 2002

b.	2.5:1 for the period of January 1, 2003 to December 31, 2003

c.	2:1 for the period of January 1, 2004 to the redemption date of the bonds
3.	Debt to EBITDA ratio should not exceed 3:1
As of March 31, 2006, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
b.	Medium-term Notes
On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Medium-term Notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million.
The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.
On June 15, 2005 and December 15, 2005, the Company repaid the Series A and Series B Notes.
As of March 31, 2005 and 2006, the outstanding principal and unamortized debt issuance costs are as follows:

	2005	2006
Principal	1,080,000	610,000
Debt issuance costs	(1,719)	(521)

	1,078,281	609,479
Current maturities	(470,000)	(144,510)

Long-term portion	608,281	464,969

The current rating for the Notes issued by Pefindo is AAA.
During the period when the Notes are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1
As of March 31, 2006, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
c.	Guaranteed Notes

In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150.0 million Guaranteed Notes (the “Notes”) which are unconditionally and irrevocably guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.

Telkomsel has unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. So long as any Notes remains outstanding, among others, neither the Issuer nor the Guarantor will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest including without limitation anything analogous to any of the foregoing under the laws of any jurisdiction (each a “Security Interest”) on the whole or any part of its present or future assets, undertakings, property or revenues as security for any Relevant Debt or any guarantee of or indemnity in respect of any Relevant Debt.

TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued to the date fixed for redemption, provided that if only part of the Notes are redeemed, the principal amount of the outstanding Notes after such redemption will be at least US$100.0 million.

The Notes are listed on the Singapore Exchange Securities Trading Limited. The Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of TSFL and will at all times rank pari passu and without any preference among themselves. The payment obligations of TSFL under the Notes shall, save for such exceptions as may be provided by applicable laws, at all times rank at least equivalent with all other present and future unsecured and unsubordinated obligations of TSFL. The net proceeds from the sale of the Notes were used by TSFL to lend to Telkomsel in financing its capital expenditures.

Based on the “On-Loan Agreement”, dated April 30, 2002 between Telkomsel and TSFL, TSFL lent the proceeds from the subscription of the Notes to Telkomsel at an interest rate of 9.765% per annum, payable under the same terms as above. Subsequently, on September 8, 2003, the agreement was amended such that if any Notes are cancelled, the principal amount of the outstanding loan will be reduced by the principal amount of the Notes cancelled. The loan will mature on April 30, 2007 or on such an earlier date as the loan may become repayable.

On February 8, 2005, the inter-company loan agreement, together with its rights, benefits and outstanding obligations was transferred from TSFL to TFBV, another wholly owned subsidiary of Telkomsel. In conjunction with this transfer, Telkomsel’s liability of US$79.4 million under the loan from TSFL was transferred to TFBV, with terms and conditions similar to those of the original Notes.

As part of Telkomsel Management’s plan to minimize foreign exchange exposures and to reduce interest charges, on April 30, 2005, which was the third anniversary of the issue date of the Notes, Telkomsel purchased the entire outstanding Notes with an aggregate nominal value of US$79.4 million at 102.5% (US$81.4 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS
The details of long-term bank loans as of March 31, 2005 and 2006 are as follows:

			2005		2006
			Outstanding		Outstanding
			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent
The Export-Import
Bank of Korea	US$	124.0	88.8	842,859	117.6	1,065,767
Citibank N.A.	US$	113.3	85.9	814,426	58.6	566,984
	EUR	73.4	51.4	629,063	36.7	399,576
	Rp	500,000.0	—	—	200,000.0	200,000
Bank Central Asia	Rp	573,000.0	129,140.0	129,140	271,744.0	271,744
Consortium of banks	Rp	150,000.0	106,603.0	106,603	64,319.0	64,319
Bank Mandiri	Rp	682,425.3	48,021.0	48,021	309,418.0	309,418
Bank Niaga	Rp	8,800.0	7,379.0	7,379	8,150.0	8,150
Bank Bukopin	Rp	5,300.0	—	—	5,050.0	5,050

Total				2,577,491		2,891,008
Current maturities of bank loans				(551,253)		(837,583)

Long-term portion				2,026,238		2,053,425

a.	The Export-Import Bank of Korea
On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea for a total facility of US$124.0 million. The loan is used to finance the CDMA procurement from the Samsung Consortium (Note 50a.ii) and available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 in each year beginning in December 2006. As of March 31, 2005 and 2006, principal outstanding amounted to US$88.8 million (equivalent Rp842,859 million) and US$117.6 million (equivalent Rp1,065,767 million), respectively.
b.	Citibank N.A.
1.	Hermes Export Facility
On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 50a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility of EUR76.2 million which is divided into several tranches.
The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73.4 million and repayment dates.
The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.96% as of March 31, 2005 and 3.33% as of March 31, 2006). Interest is payable semi-annually, starting on the utilization date of the Facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A.
1.	Hermes Export Facility (continued)
As of March 31, 2005 and 2006, the outstanding balance was EUR51.4 million (Rp629,063 million) and EUR36.7 million (Rp399,576 million), respectively.
The schedule of the principal payments on this long-term loan as of March 31, 2006 is as follows:

	Amount
	EUR	Rupiah
Year	(in millions)	Equivalent
2006	14.7	159,830
2007	14.7	159,830
2008	7.3	79,916

	36.7	399,576

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.

As of March 31, 2005 and 2006, the outstanding loan was US$16.8 million (Rp159,053 million) and US$12.6 million (Rp113,983 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.

Amounts drawn from the facility bear interest at a rate equal to the 6-month LIBOR plus 0.75% (i.e., 2.97% and 5.04% as of March 31, 2005 and 2006, respectively).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A. (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as “Arranger”) and Citibank International plc (as “Agent”), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of March 31, 2005 and 2006 was US$13.0 million (Rp123,239 million) and US$9.3 million (Rp84,112 million), respectively.

During the period when the loans are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period of April 10, 2002 to January 1, 2003

b.	2.75:1 for the period of January 2, 2003 to January 1, 2004

c.	2.5:1 for the period of January 2, 2004 to January 1, 2005

d.	2:1 for the period of January 2, 2005 to the fully repayment date of the loans
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period of April 10, 2002 to January 1, 2004

b.	3:1 for the period of January 2, 2004 to the fully repayment date of the loans
As of March 31, 2006, the Company complied with the covenants.
3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 50a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility amount of US$70.5 million which is divided into several tranches.

The agreement was subsequently amended on December 17, 2004, among others, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.02% and 4.02% as of March 31, 2005 and 2006, respectively). Interest is payable semi-annually, starting on the utilization date of the Facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A. (continued)
3.	EKN-Backed Facility (continued)

In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for each loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

As of March 31, 2005 and 2006, the outstanding balance was US$56.1 million (Rp532,134 million) and US$40.6 million (Rp368,889 million), respectively.

The schedule of the principal payments on this long-term loan as of March 31, 2006 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	Equivalent
2006	15.5	140,512
2007	15.5	140,512
2008	9.6	87,865

	40.6	368,889

The following table summarizes the principal outstanding on loans from Citibank N.A. as of March 31, 2005 and 2006:

	2005			2006
	Foreign			Foreign
	Currencies		Rupiah	Currencies		Rupiah
	(in millions)		Equivalent	(in millions)		Equivalent
Hermes Export Facility	EUR	51.4	629,063	EUR	36.7	399,576
HP Backbone loans	US$	29.8	282,292	US$	21.9	198,095
EKN-Backed Facility	US$	56.1	532,134	US$	40.6	368,889

Total			1,443,489			966,560
Current maturities			(401,489)			(371,981)

Long-term portion			1,042,000			594,579

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Citibank N.A. (continued)

On March 21, 2006, Telkomsel signed a loan agreement with Citibank, N.A., Indonesia in the facility amount of Rp500,000 million. The loan is payable to Citibank in five (5) equal semi-annual installments from the date which is six (6) months after the end of availability period (the period commencing March 21, 2006 to the earlier of the date falling 12 months or the date on which the facility is fully drawn). The loan bears floating interest rate of three months Certificate of Bank Indonesia + 1.75%. The principal outstanding as of March 31, 2006 amounted to Rp200,000 million.

c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”. Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (i.e., 10.02% and 13.27% as of March 31, 2005 and 2006, respectively). The loans are payable in twelve unequal quarterly installments beginning in July 2004. The loan would originally mature in October 2006 and was amended in 2004 to mature in April 2007.

Total principal outstanding as of March 31, 2005 and 2006 were Rp129,140 million and Rp71,744 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	EBITDA to interest ratio should exceed 4:1

2.	EBITDA to interest and principal ratio should exceed 1.5:1

3.	Debt to EBITDA ratio should not exceed 3:1
As of March 31, 2006, the Company complied with the covenants.
On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia in the facility amount of Rp400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments from the date which is six (6) months after the end of availability period (the period commencing March 16, 2006 to the earlier of the date falling 12 months or the date on which the facility is fully drawn). The loan bears floating interest rate of three months Certificate of Bank Indonesia + 1.75%. Principal outstanding as of March 31, 2006 amounted to Rp200,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19.5% for the first year from the signing date and at the rate of the average 3-month deposit rate plus 4% for the remaining years. The drawdown period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by the project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the drawdown period was amended to expire 18 months from the signing of the Addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007 and the value of the project equipment secured was reduced to Rp187,500 million.

As of March 31, 2005 and 2006, interest rate charged on the loan was 10.19% and 12.94%, respectively, and principal outstanding was Rp106,603 million and Rp64,319 million, respectively.

During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1

As of March 31, 2006, the Company complied with the above mentioned ratios.
e.	Bank Mandiri

On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum, payable on a monthly basis and subject to change. Effective from January 2004, the interest rate was decreased to 14% per annum and was further decreased to 11.25% per annum effective from September 1, 2004. The interest rate was increased from 11.25% per annum to 14% per annum effective from September 1, 2005. The loan is obtained to refinance Dayamitra’s payable to six contractors and is secured by Dayamitra’s share in the monthly DKSOR of KSO Unit VI with a minimum amount of Rp6,000 million per month to be deposited in an escrow account established to facilitate loan repayments (Note 16b). As of March 31, 2005, principal outstanding under this facility was Rp20,425 million. On December 23, 2005, the loan was fully repaid and on January 4, 2006, the loan agreement was terminated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Bank Mandiri (continued)

On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning from the end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum. Effective from September 1, 2004, the interest rate was decreased to 11.25% per annum. Subsequently, the interest rate was increased to 14% per annum effective from September 1, 2005. The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd. and is secured by Dayamitra’s telecommunications equipment/network with CDMA technology financed by this facility and Dayamitra’s share in the monthly DKSOR of KSO Unit VI with a minimum amount of Rp6,000 million per month to be deposited in an escrow account established to facilitate loan repayments (Note 16b). As of March 31, 2005 and 2006, principal outstanding under this facility was Rp26,329 million and Rp8,828 million, respectively.

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility bears interest at 19% per annum payable on a monthly basis, is secured by Balebat’s operating equipment and will mature in July 2006. On September 15, 2005, the interest rate was decreased to 17%. The principal is repayable on a monthly basis. As of March 31, 2005 and 2006, principal outstanding under this facility amounted to Rp1,268 million and Rp590 million, respectively.

On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri in the facility amount of Rp600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments from the date which is six (6) months after the end of availability period (the period commencing March 20, 2006 to the earlier of the date falling 12 months or the date on which the facility is fully drawn). The loan bears floating interest rate of three months Certificate of Bank Indonesia + 1.75%. The Principal outstanding as of March 31, 2006 amounted to Rp300,000 million.

f.	Bank Niaga

On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totaling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposits and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of March 31, 2005 and 2006, principal outstanding amounted to Rp179 million and nil, respectively.

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising of Rp5,000 million to finance construction of plant (“Investment Facility”) which bears interest at 13.5% per annum and Rp2,200 million to finance purchase of machinery (“Specific Transaction Facility”) which bears interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of March 31, 2005 and 2006, principal outstanding under these facilities amounted to Rp7,200 million and Rp4,563 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
f.	Bank Niaga (continued)

As discussed in Note 20d to the consolidated financial statements, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million which includes investment credit facility of Rp1,600 million bearing an interest at 12% per annum and maturity date on October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. On July 26, 2005, the interest rate for investment credit facility was amended to a rate equal to market rate plus 2% (i.e., 17% as of March 31, 2006). As of March 31, 2006, principal outstanding was Rp1,533 million.

g.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for maximum facilities totaling Rp5,300 million. The loan is obtained to finance acquisition of a property. The loan bears interest at 12.5% per annum and is payable in 60 monthly installments. A portion of the facilities of Rp4,200 million will mature in June 2010 and the remainder of Rp1,100 million will mature in December 2010. On December 1, 2005, the interest rate was increased to 15.75%. The facilities are secured by certain Infomedia’s property. As of March 31, 2006, principal outstanding was Rp5,050 million.
25.	LIABILITIES OF BUSINESS ACQUISITIONS
This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, to TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares and to MGTI in respect of the Company’s acquisition of KSO IV

	2005	2006
AWI transaction (Note 5b)
PT Aria Infotek	434,677	311,506
The Asian Infrastructure Fund	103,495	74,168
MediaOne International I B.V.	289,784	207,671
Less discount on promissory notes	(72,738)	(40,602)

	755,218	552,743

Dayamitra transaction (Note 5a)
TM Communication (HK) Ltd.	142,562	—
Less discount on promissory notes	(9,501)	—

	133,061	—

KSO IV transaction (Note 5c)
MGTI	4,229,621	3,403,152
Less discount	(910,988)	(621,742)

	3,318,633	2,781,410

Total	4,206,912	3,334,153
Current maturity — net of discount (Note 21a)	(614,730)	(644,526)

Long-term portion — net of discount	3,592,182	2,689,627

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26.	MINORITY INTEREST

	2005	2006
Minority interest in net assets of subsidiaries:
Telkomsel	5,486,983	7,183,337
Infomedia	62,993	84,834
Multimedia Nusantara	—	3,586
Graha Sarana Duta	3	5

Total	5,549,979	7,271,762

	2005	2006
Minority interest in net income (loss) of subsidiaries:
Telkomsel	630,389	974,985
Infomedia	2,062	(12,060)
Multimedia Nusantara	—	(414)

Total	632,451	962,511

27.	CAPITAL STOCK

	2005
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,368,796,800	6.79	342,199
The Bank of New York	1,422,415,816	7.06	355,604
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
Kristiono	25,380	—	6
Suryatin Setiawan	21,708	—	5
Woeryanto Soeradji	16,524	—	4
Public (below 5% each)	7,048,233,224	34.96	1,762,059

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
27.	CAPITAL STOCK (continued)

	2006
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,989,078,731	9.87	497,270
The Bank of New York	1,471,609,256	7.30	367,902
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
John Welly	4	—	—
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
Abdul Haris	1,000	—	—
Public (below 5% each)	6,378,783,957	31.64	1,594,696

Total	20,159,999,280	100.00	5,040,000

28.	ADDITIONAL PAID-IN CAPITAL

	2005	2006
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Cross-ownership transactions and acquisition of Pramindo

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:
i.	Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

ii.	Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

iii.	Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) for US$38.0 million plus convertible bonds of Rp4,051 million issued by Lintasarta (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).
Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.
The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.
The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.
On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.
At the time of the transaction, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. The difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold is included as a component of stockholders’ equity as “Difference in value of restructuring transactions between entities under common control.”

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

In relation with the acquisition of Pramindo, a portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million is included as a component of stockholders’ equity as “Difference in value of restructuring transactions between entities under common control.”

The difference in value of restructuring transactions between entities under common control arising from cross-ownership transactions and acquisition of Pramindo can be summarized as follows:

		Historical
	Consideration	Amount of
	Paid/	Net Assets/	Deferred	Change
	(Received)	Investment	Income Tax	in Equity	Total	Tax	Net
Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 5b):
	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

On December 22, 2002, the Government sold its 41.94% equity interest in Indosat to STT Communications and waived its special voting rights with respect to the Series A share. As a result, the Government ceases to be the majority and controlling shareholder of Indosat as of December 20, 2002; consequently, the Company no longer consider Indosat as a common control entity as of that date. In accordance with PSAK No. 38 (2004 Revision), the Company has adjusted the entire balance of difference in value of restructuring transactions between entities under common control as discussed above against the beginning balance of Retained Earnings as of January 1, 2003.
Compensation for early termination of exclusive rights
As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed-line telecommunications services with effect from August 1, 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, addresses that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp478,000 million net of tax.

On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with Ministry of Communications and Information — Directorate General of Post and Telecommunications. Pursuant to this agreement, the Government agreed to pay Rp478,000 million to the Company over a five-year period where Rp90,000 million shall be paid from funds allocated to the 2005 State budget, Rp90,000 million from the 2006 State budget and the remaining Rp298,000 million shall be paid gradually or in one payment based on the State’s financial ability. In addition, the Company is required by the Government to use funds received from this compensation for development of telecommunications infrastructure.

On December 30, 2005, the Company received the first payment of Rp90,000 million and recorded this amount in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. The amount is recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp388,000 million when received.

30.	TELEPHONE REVENUES

	2005	2006
Fixed lines
Local and domestic long-distance usage	1,819,460	1,828,566
Monthly subscription charges	798,860	854,649
Installation charges	50,520	44,333
Phone cards	2,415	267
Others	55,813	4,093

Total	2,727,068	2,731,908

Cellular
Air time charges	2,869,875	4,280,097
Monthly subscription charges	96,299	83,401
Connection fee charges	12,976	31,776
Features	40,723	112,641

Total	3,019,873	4,507,915

Total Telephone Revenues	5,746,941	7,239,823

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31.	INTERCONNECTION REVENUES — NET

	2005	2006
Cellular	1,555,099	1,778,732
International	254,000	210,757
Other	39,087	54,769

Total	1,848,186	2,044,258

32.	REVENUE UNDER JOINT OPERATION SCHEMES

	2005	2006
Minimum Telkom Revenues	67,157	69,172
Share in Distributable KSO Revenues	99,589	92,256
Amortization of unearned initial investor payments under Joint Operation Schemes	—	262

Total	166,746	161,690

Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 47).
33.	DATA AND INTERNET REVENUES

	2005	2006
SMS	1,071,497	1,669,872
Internet	174,431	232,664
Data communication	118,425	161,522
VoIP	53,500	78,889
e-Business	2,016	7,920

Total	1,419,869	2,150,867

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
34.	NETWORK REVENUES

	2005	2006
Leased lines	56,531	22,495
Satellite transponder lease	52,424	112,254

Total	108,955	134,749

35.	REVENUE-SHARING ARRANGEMENT REVENUES

	2005	2006
Revenue-Sharing Arrangement revenues	2,651	44,188
Amortization of unearned income (Note 13)	27,246	31,277

Total	29,897	75,465

36.	OPERATING EXPENSES — PERSONNEL

	2005	2006
Salaries and related benefits	467,325	571,582
Vacation pay, incentives and other benefits	417,514	566,309
Early retirements	511,989	—
Employee income tax	163,006	159,011
Net periodic post-retirement benefit cost (Note 44)	115,140	150,234
Net periodic pension cost (Note 42)	131,448	108,878
Housing	69,039	72,602
Long service awards (Note 43)	50,470	40,418
Other employee benefits (Note 42)	38,710	4,553
Medical	2,254	3,712

Total	1,966,895	1,677,299

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2005	2006
Operations and maintenance	599,234	829,696
Concession fees	141,575	208,363
Cost of phone cards	133,878	125,500
Radio frequency usage charges	138,107	163,558
Electricity, gas and water	99,371	99,281
Vehicles and supporting facilities	47,926	57,703
Insurance	45,945	34,229
Leased lines	24,020	41,332
Travelling	5,038	9,012
Others	33,350	1,750

Total	1,268,444	1,570,424

38.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2005	2006
Amortization of goodwill and other intangible assets (Note 15)	229,538	229,538
Provision for doubtful accounts and inventory obsolescence	119,359	144,851
Collection expenses	80,351	92,896
Security and screening	37,548	44,458
Travel	28,521	43,837
Training, education and recruitment	27,382	38,466
General and social contribution	16,214	63,934
Professional fees	14,300	17,302
Printing and stationery	7,898	9,938
Meetings	6,896	11,330
Research and development	1,673	1,322
Others	7,332	5,074

Total	577,012	702,946

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39. INCOME TAX

	2005	2006
a. Prepaid taxes
The Company
Refundable corporate income tax — overpayment	38,370	—

	38,370	—

Subsidiaries
Corporate income tax	30,235	4,850
Income tax
Article 22	—	128
Article 23	—	4,287

	30,235	9,265

	68,605	9,265

b. Taxes payable
The Company
Income tax
Article 21	48,519	44,548
Article 22	4,044	2,384
Article 23	31,670	34,401
Article 25	99,150	4,123
Article 26	16,399	918
Article 29	312,207	329,789
Value added tax	285,020	333,950

	797,009	750,113

Subsidiaries
Income tax
Article 21	13,545	6,585
Article 23	37,414	79,834
Article 25	303,733	10,221
Article 26	9,169	17,532
Article 29	43,430	625,030
Value added tax	71,880	114,811

	479,171	854,013

	1,276,180	1,604,126

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	INCOME TAX (continued)
c.	The components of income tax expense (benefit) are as follows:

	2005	2006
Current
The Company	587,740	670,762
Subsidiaries	759,848	1,170,082

	1,347,588	1,840,844

Deferred
The Company	(283,928)	4,723
Subsidiaries	(42,185)	30,861

	(326,113)	35,584

	1,021,475	1,876,428

d.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).
The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows:

	2005	2006
Consolidated income before tax	3,438,817	6,299,379
Add back consolidation eliminations	1,306,816	2,046,633

Consolidated income before tax and eliminations	4,745,633	8,346,012
Deduct income before tax of the subsidiaries	(2,721,064)	(4,210,087)

Income before tax attributable to the Company	2,024,569	4,135,925
Less: Income subject to final tax	(28,662)	(140,983)

	1,995,907	3,994,942

Tax calculated at progressive rates	598,755	1,198,465
Non-taxable income	(392,878)	(613,733)
Non-deductible expenses	63,724	71,548
Deferred tax (assets) liabilities originating from previously unrecognized temporary differences, net	27,154	(1,660)

Corporate income tax expense	296,755	654,620
Final income tax expense	7,057	20,865

Total income tax expense of the Company	303,812	675,485
Income tax expense of the subsidiaries	717,663	1,200,943

Total consolidated income tax expense	1,021,475	1,876,428

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	INCOME TAX (continued)
d.	The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows (continued):

	2005	2006
Income before tax attributable to the Company	2,024,569	4,135,925
Less: Income subject to final tax	(28,662)	(140,984)

	1,995,907	3,994,941

Temporary differences:
Depreciation of property, plant and equipment	199,457	250,847
Gain on sale of property, plant and equipment	(683)	(1,234)
Allowance/(write back) for doubtful accounts	145,866	76,648
Accounts receivable written-off	—	(64,366)
Allowance for inventory obsolescence	1,696	1,812
Provision for early retirement benefits	450,450	—
Provision for bonus	46,603	75,352
Net periodic pension cost	(69,255)	(248,204)
Long service awards	32,331	22,089
Amortization of intangible assets	224,221	224,221
Amortization of deferred interest	90,605	—
Amortization of landrights	(958)	(1,460)
Temporary differences of KSO units	20,864	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	16,581	17,838
Amortization of unearned income on revenue- sharing arrangements	(27,246)	(27,736)
Payments of liability of business acquisition and the related interest	(158,614)	(99,601)
Unrealized foreign exchange loss on liability of business acquisitions	66,657	(247,479)

Total temporary differences	1,038,575	(21,273)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	INCOME TAX (continued)
d.	The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows (continued):

	2005	2006
Permanent differences:
Net periodic post-retirement benefit cost	113,218	152,598
Amortization of goodwill and intangible assets	5,317	5,317
Amortization of discount on promissory notes	—	14,547
Depreciation expense	2,645	1,941
Equity in net income of associates and subsidiaries	(1,309,594)	(2,045,778)
Others	96,377	64,090

Total permanent differences	(1,092,037)	(1,807,285)

Taxable income subject to corporate income tax	1,942,445	2,166,382

Corporate income tax expense	587,740	649,897
Final income tax expense	—	20,865

Total current income tax expense of the Company	587,740	670,762
Current income tax expense of the subsidiaries	759,848	1,170,082

Total current income tax expense	1,347,588	1,840,844

During 2005, Telkomsel received Rp107 million refund against its Rp27,063 million claim in 2001. Management of Telkomsel strongly believes that the refund claim is recoverable and has filed an appeal in the tax court for the remaining Rp26,956 million.
On December 28, 2005, the tax authorities assessed Rp18,000 million of Telkomsel’s Rp21,000 million overpayment on Value Added Tax for 2002 as refundable. On the same date the Company received a tax collection letter (“STP”) for a Rp30,000 million penalty relating to delayed issuance of tax invoices in 2002. The overpayment has been presented as a prepayment, and the penalty was charged to expense in 2005.
During 2005 the Company received an Underpayment Tax Assessment Letter (SKPKB) from the Tax Service Office for its corporate income tax for fiscal year 2002 amounting to Rp10,012 million. The additional tax due was settled in July 2005 and the difference between the recorded amount of tax liabilities/prepayment and the amount assessed by the Tax Service Office was charged to the 2005 statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	INCOME TAX (continued)
e.	Deferred tax assets and liabilities (continued)
The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited
	December 31,	to statements	March 31,
	2004	of income	2005
The Company
Deferred tax assets:
Allowance for doubtful accounts	207,679	46,136	253,815
Allowance for inventory obsolescence	15,494	575	16,069
Long-term investments	4,685	4,777	9,462
Provision for early retirement benefits	—	135,135	135,135
Provision for employee bonuses	42,665	22,500	65,165
Provision for long service awards	128,012	(1,233)	126,779
Net periodic pension cost	433,439	23,811	457,250
Liabilities of business acquisitions	1,009,932	(7,455)	1,002,477

Total deferred tax assets	1,841,906	224,246	2,066,152

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(2,044,200)	48,818	(1,995,382)
Landrights	(1,571)	(287)	(1,858)
Revenue-sharing arrangements	(41,637)	1,303	(40,334)
Intangible assets	(236,355)	9,848	(226,507)

Total deferred tax liabilities	(2,323,763)	59,682	(2,264,081)

Deferred tax liabilities of the Company, net	(481,857)	283,928	(197,929)

Deferred tax liabilities of the subsidiaries, net	(2,445,709)	42,185	(2,403,524)

Total deferred tax liabilities, net	(2,927,566)		(2,601,453)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	INCOME TAX (continued)
e.	Deferred tax assets and liabilities (continued)

		(Charged)/
		credited
	December 31,	to statements	March 31,
	2005	of income	2006
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	3,674	209,070
Allowance for inventory obsolescence	13,652	564	14,216
Long-term investments	6,666	3,973	10,639
Provision for employee bonuses	40,996	22,606	63,602
Provision for long service awards	148,791	6,627	155,418
Net periodic pension cost	406,244	(74,461)	331,783
Provision for impairment	185,030	—	185,030
Capital lease	6,408	210	6,618
Liabilities of business acquisitions	945,403	(105,015)	840,388
Other provisions	58,265	—	58,265

Total deferred tax assets	2,016,851	(141,822)	1,875,029

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,951,247)	74,884	(1,876,363)
Landrights	(2,604)	(438)	(3,042)
Revenue-sharing arrangements	(37,176)	(4,612)	(41,788)
Intangible assets	(1,345,324)	67,266	(1,278,058)

Total deferred tax liabilities	(3,336,351)	137,100	(3,199,251)

Deferred tax liabilities of the Company, net	(1,319,500)	(4,722)	(1,324,222)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	(30,946)	(1,103,256)

Total deferred tax liabilities, net	(2,391,810)		(2,427,478)

The net deferred tax liabilities of subsidiaries as of December 31, 2004 included deferred tax assets of Rp123,295 million arising from tax loss carry-forwards amounting to Rp410,981 million and will expire in 2006. Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	INCOME TAX (continued)
f.	Administration
Under the taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.
The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.
40.	BASIC EARNINGS PER SHARE
Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period, totaling 20,159,999,280 in 2005 and 2006. See Notes 1b and 2s.
The Company does not have potentially dilutive ordinary shares.
41.	CASH DIVIDENDS AND GENERAL RESERVE
Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2004 amounting to Rp3,064,604 million or Rp152.01 per share (of which Rp143,377 million or Rp7.11 per share was distributed as interim cash dividends in December 2004) and appropriation of Rp122,584 million for general reserve.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION PLANS
a.	The Company
The Company sponsors a defined benefit pension plan and a defined contribution pension plan.
The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Telkom Pension Fund (Dana Pensiun Telkom). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the three months period ended March 31, 2005 and 2006 amounted to Rp211,436 million and Rp174,632 million, respectively.
In 2002, the Company amended its defined pension benefit plan to increase the pension benefits for certain participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002. The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.
The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution pension plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp130 million and Rp530 million in three months period ended March 31, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION PLANS (continued)
a.	The Company (continued)
The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of March 31, 2005 and 2006 for its defined benefit pension plan.

	2005*)	2006
Change in benefit obligation
Benefit obligation at beginning of year	7,315,182	7,140,100
Service cost	34,316	34,529
Interest cost	185,124	197,458
Plan participants’ contributions	10,977	10,343
Actuarial (gain)	(38,782)	(198,545)
Benefits paid	(76,069)	(87,555)

Benefit obligation at end of year	7,430,747	7,096,330

Change in plan assets
Fair value of plan assets at beginning of year	4,884,523	5,429,954
Actual return on plan assets	156,961	38,939
Employer contribution	211,436	174,632
Plan participants’ contributions	10,977	10,343
Benefits paid	(76,069)	(87,555)

Fair value of plan assets at end of year	5,187,827	5,566,313

Funded status	(2,242,920)	(1,530,017)
Unrecognized prior service cost	1,294,290	1,155,268
Unrecognized net actuarial (gain)	(421,255)	(837,010)

Accrued pension benefit costs	(1,369,885)	(1,211,759)

*) As restated, see note 4

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION PLANS (continued)
a.	The Company (continued)
The movement of the accrued pension benefit costs during the three months period ended March 31, 2005 and 2006 is as follows :

	2005	2006
Accrued pension benefit costs at beginning of year	1,447,911	1,283,021
Net periodic pension cost less amounts charged to KSO Units	129,317	98,704
Amounts charged to KSO Units under contractual agreement	4,092	4,665
Contributions	(211,435)	(174,631)

Accrued pension benefit costs at end of year	1,369,885	1,211,759

Plan assets consist mainly of Indonesian Government Bonds at March 31, 2005 and 2006.
The actuarial valuations for the defined benefit pension plan performed based on measurement date of December 31, 2004 and 2005 which were prepared on March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The actuarial valuation as of and for the three months period ended March 31, 2005 and 2006 were calculated proportionally based on 2005 actuary valuation report. The principal actuarial assumptions used by the independent actuary as of December 31, 2004 and 2005 are as follows.

	2004	2005
Discount rate	11%	11%
Expected long-term return on plan assets	10.5%	10.5%
Rate of compensation increase	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION PLAN (continued)
a.	The Company (continued)
The components of net periodic pension cost recognized are as follows:

	2005*)	2006
Service cost	34,529	46,990
Interest cost	197,458	192,146
Expected return on plan assets	(133,334)	(169,400)
Amortization of prior service cost	34,756	34,756
Recognized actuarial loss (gain)	—	(1,123)

Net periodic pension cost	133,409	103,369
Amount charged to KSO Units under contractual agreement	(4,092)	(4,665)

Total net periodic pension cost less amounts charged to KSO Units (note 37)	129,317	98,704

*) As restated, see note 4
Starting 2005, the Company provides an unfunded post-retirement benefit for permanent employees who retired in 2005 or 2006 due to achieving normal pension age of 56, or death, or physical disability. The related employee benefit cost charged to expenses for the three months ended March 31, 2005 and 2006 amounted to Rp36,135 million and Rp1,932 million respectively. The related obligation recognized as of March 31, 2005 and 2006 amounted to Rp34,449 million and Rp73,355 million, respectively.
b.	Telkomsel
Telkomsel provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Up to 2004, the employees contributed 5% of their monthly basic salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the contributions are fully paid by Telkomsel.
Telkomsel’s contributions to Jiwasraya amounted to Rp3,732 million and nil for the three months period ended March 31, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION PLANS (continued)
b.	Telkomsel (continued)
The components of the net periodic pension cost are as follows:

	2005	2006
Service cost	2,518	5,330
Interest cost	1,662	4,042
Expected return on plan assets	(208)	(531)
Amortization of prior service (gain)	(16)	(16)
Recognized actuarial loss	330	1,304
Amortization of unrecognized net transition obligation	45	45

Net periodic pension cost (Note 37)	4,331	10,174

The net periodic pension cost for the pension plan is calculated based on the actuarial calculation prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31 for each of the years are as follows:

	2004	2005
Discount rate	11%	11%
Expected long-term return on plan assets	7.5%	7.5%
Rate of compensation increase	9%	8%
The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets of Telkomsel as of March 31, 2005 and 2006 is as follows:

	2005	2006
Projected benefit obligation	(69,436)	(156,475)
Fair value of plan assets	13,629	20,971

Funded status	(55,807)	(135,504)
Unrecognized prior service gain	(1,018)	(955)
Unrecognized net actuarial loss	41,378	102,617
Unrecognized net transition obligation	2,317	2,140

Accrued pension benefit costs	(13,130)	(31,702)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION PLANS (continued)
c.	Infomedia
Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of March 31, 2005 and 2006 is as follows:

	2005	2006
Projected benefit obligation	(4,344)	(5,519)
Fair value of plan assets	5,526	5,979

Funded status	1,182	460

Prepaid pension benefit cost	1,182	460

The net periodic pension cost of Infomedia amounted to Rp8 million and Rp8 million for the three months period ended March 31, 2005 and 2006, respectively.
d.	Obligation Under Labor Law
Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of March 31, 2005 and 2006 amounted to Rp24,136 million and Rp28,623 million, respectively. The total related employee benefit cost charged to expense amounted to Rp38,710 million and Rp4,553 million for the three months period ended March 31, 2005 and 2006, respectively.
43.	LONG SERVICE AWARDS
a.	The Company
The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or termination.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	LONG SERVICE AWARDS (continued)
a.	The Company (continued)
The actuarial valuations for the long service awards performed based on measurement date of December 31, 2004 and 2005 were prepared on March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method. The actuarial valuation as of and for the three months period ended March 31, 2005 and 2006 were calculated proportionally based on 2005 actuary valuation report. The principal actuarial assumptions used by the independent actuary as of December 31, 2004 and 2005 are as follows:

	2004	2005
Discount rate	11%	11%
Rate of compensation increase	8%	8%
The movement of the long service awards during the three months period ended March 31, 2005 and 2006 is as follows:

	2005*)	2006
Liability at beginning of year	426,705	495,969
Net periodic benefit cost (Note 37)	48,113	37,488
Benefits paid	(30,797)	(30,796)

Liability at end of year	444,021	502,661

*) As restated, see note 4
b.	Telkomsel
Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.
The obligation with respect to these awards is determined based on actuarial valuation using the Projected Unit Credit Method, and amounted to Rp25,493 million and Rp31,485 million as of March 31, 2005 and 2006, respectively. The related benefit cost charged to expense amounted to Rp2,357 million and Rp2,930 million for the three months period ended March 31, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	POST-RETIREMENT HEALTH CARE BENEFITS
The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).
The components of net periodic post-retirement health care benefit cost are as follows:

	2005*)	2006
Service cost	21,909	26,878
Interest cost	126,998	151,393
Expected return on plan assets	(25,874)	(36,316)
Recognized actuarial loss	2,020	11,185

Net periodic post-retirement benefit cost	125,053	153,140
Amounts charged to KSO Units under contractual agreement	(9,913)	(2,907)

Total net periodic post-retirement benefit cost less amounts charged to KSO Units (Note 37)	115,140	150,233

*) As restated, see note 4
The actuarial valuations for the post-retirement health care benefits performed based on measurement date of December 31, 2004 and 2005 were prepared on March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method. The actuarial valuation as of and for the three months period ended March 31, 2005 and 2006 were calculated proportionally based on 2005 actuary valuation report.
The principal actuarial assumptions used by the independent actuary as of December 31, 2004 and 2005 are as follows:

	2004	2005
Discount rate	11%	11%
Expected long-term return on plan assets	8%	8%
Health care cost trend rate assumed for next year	12%	9%
The ultimate trend rate	8%	9%
Year that the rate reaches the ultimate trend rate	2007	2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)
The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of March 31, 2005 and 2006:

	2005*)	2006
Change in benefit obligation
Benefit obligation at beginning of year	4,681,005	5,574,489
Service cost	21,909	26,878
Interest cost	126,998	151,393
Actuarial loss	132,405	105,959
Benefits paid	(31,495)	(34,641)

Benefit obligation at end of year	4,930,822	5,824,078

Change in plan assets
Fair value of plan assets at beginning of year	1,138,768	1,493,897
Actual return on plan assets	11,302	45,209
Employer contributions	108,975	142,189
Benefits paid	(31,495)	(34,642)

Fair value of plan assets at end of year	1,227,550	1,646,653

Funded status	(3,703,272)	(4,177,425)

Unrecognized net actuarial loss	703,486	1,118,452

Accrued post-retirement benefit costs	(2,999,786)	(3,058,973)

*) As restated, see note 4
The movement of the accrued post-retirement benefit costs during the three months period ended March 31, 2005 and 2006 is as follows:

	2005	2006
Accrued post-retirement benefit costs at beginning of year	2,983,707	3,048,021
Net periodic pension cost less amounts charged to KSO Units	115,140	150,234
Amounts charged to KSO Units under contractual agreement	9,913	2,907
Contributions	(108,974)	(142,189)

Accrued post retirement benefit costs at end of year	2,999,786	3,058,973

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION
In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.
The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

Interest expense for two-step loans amounted to Rp78,974 million and Rp90,833 million in 2005 and 2006, respectively. Interest expense for two-step loan reflected 25.3% and 32.4% of total interest expense in 2005 and 2006, respectively.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp141,575 million and Rp166,506 million in 2005 and 2006, respectively. Concession fees reflected 2.5% and 2.7% of total operating expenses in 2005 and 2006, respectively. Radio frequency usage charges amounted to Rp138,107 million and Rp163,558 million in 2005 and 2006, respectively. Radio frequency usage charges reflected 2.4% and 2.6% of total operating expenses in 2005 and 2006, respectively.

iii.	The Company paid Universal Service Obligation Contribution to Ministry of Communications and Informatics (formerly, Ministry of Tourism, Post and Tellecomunications) of the Republic of Indonesia.

Minister of Communication and Informatics has issued decree No.15/PER/M.KOMINFO/9/2005 which required all telecommunication network providers to contribute on universal service obligation. The Contribution fee amounted to Rp41,856 million in 2006. Contribution fee reflected 0.7% of total operating expenses in 2006.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp4,118 million and Rp3,293 million in 2005 and 2006, respectively, which reflected 0.1% and 0.1% of total operating expenses in 2005 and 2006, respectively.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp9,638 million, and Rp8,721 million in 2005 and 2006, respectively, which reflected 0.2% and 0.1% of total operating expenses in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)
c.	Indosat

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed-line network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.
The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Indosat’s customers.
The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Through year-end 2003, Indosat leased circuits from the Company to link Jakarta, Medan and Surabaya. In 2004, Indosat did not use this service.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.
Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp4,855 million and Rp4,575 million in 2005 and 2006, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2005 and 2006, respectively. Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.
The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp16,408 million and Rp20,403 million in 2005 and 2006, respectively, reflecting 0.2% and 0.2% of total operating revenues in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative 1solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of March 31, 2005 and 2006, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”
The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp33,855 million and Rp41,051 million in 2005 and 2006, respectively, which reflected 0.3% and 0.7% of total operating revenues in 2005 and 2006, respectively.
Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp5,943 million and Rp7,054 million, in 2005 and 2006, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2005 and 2006, respectively.
d.	Others
(i)	The Company provides telecommunication services to Government agencies.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and UKSO VII, for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp16,701 million and Rp18,886 million in 2005 and 2006, respectively, which reflected 0.2% and 0.3% of total operating revenues in 2005 and 2006, respectively.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp6,565 million and Rp10,226 million in 2005 and 2006, respectively, reflecting 0.1% and 0.2% of total operating revenues in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp43,182 million and Rp8,388 million in 2005 and 2006, respectively, reflecting 0.5%, and 0.2% of total fixed asset purchases in 2005 and 2006, respectively.

(v)	PT INTI is also a major contractor and supplier for providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2005 and 2006 amounted to Rp25,824 million and Rp33,974 million, respectively, reflecting 2.4% and 0.9% of total fixed asset purchases in 2005 and 2006, respectively.

(vi)	Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made in March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and has been extended through 2006. The lease charges amounted to Rp19,058 million and Rp29,758 million in 2005 and 2006, respectively, reflecting 0.3% and 0.5% of total operating expenses in 2005 and 2006, respectively.

(vii)	The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp52,205 million and Rp33,153 million in 2005 and 2006, respectively, reflecting 0.9% and 0.5% of total operating expenses in 2005 and 2006, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp2,216,526 million and Rp4,376,481 million as of March 31, 2005 and 2006, respectively, reflecting 3.8% and 6.8% of total assets as of March 31, 2005 and 2006, respectively. Interest income recognized during 2005 and 2006 was Rp21,570 million and Rp64,018 million reflecting 37.7% and 42.3% of total interest income in 2005 and 2006, respectively.

(ix)	The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2006 amounted to Rp490 million representing 0.2% of total interest expense in 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp9,505 million and Rp8,088 million in 2005 and 2006, respectively, reflecting 0.2% and 0.1% of total operating expenses in 2005 and 2006, respectively.

(xi)	On February 24, 2004, Telkomsel entered into an operating lease agreement with Patrakom for the usage of Patrakom’s transmission link for an extendable term of 3 years. The charges under the lease amounted to Rp27,197 million and Rp30,810million in 2005 and 2006, respectively, representing 0.07% and 0.35% of total operating revenues in 2005 and 2006, respectively.

(xii)	On January 23, 2005 Telkomsel entered into an operating lease agreement with CSM for the usage of CSM’s transmission link for an extendable term of 3 years. The rental under the lease amounted to Rp3,767 million and Rp10,456 million in 2005 and 2006 respectively, representing 0.03% and 0.12% of total operating revenues in 2005 and 2006 respectively.

(xiii)	Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp14,520 million in 2006. Telkomsel also has dealership agreements with Kisel for distribution of SIM Cards and pulse reload vouchers. Total SIM Cards and pulse reload vouchers which were sold to Kisel amounted to Rp348,784 million in 2006,.

(xiv)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
     Presented below are balances of accounts with related parties:

	2005		2006
		% of		% of
	Amount	total assets	Amount	total assets
a. Cash and cash equivalents (Note 6)	2,049,002	3.46	4,215,267	6.59

b. Temporary investments	—	—	—	—

c. Trade accounts receivable, net (Note 7)	589,334	1.01	545,190	0.85

d. Other accounts receivable
KSO Units	1,808	0.00	96,815	0.15
State-owned banks (interest)	8,361	0.01	20,397	0.03
Government agencies	25,652	0.04	14	0.00
Other	11,052	0.02	4,043	0.00

Total	46,873	0.07	121,269	0.01

e. Prepaid expenses (Note 9)	78,466	0.13	22,024	0.03

f. Other current assets (Note 10)	44,455	0.08	154,016	0.24

g. Advances and other non-current assets (Note 14)
Bank Mandiri	161,242	0.28	784	0.00
Peruri	813	0.00	813	0.00
PT Asuransi Jasa Indonesia	23,104	0.04	—	0.00

Total	185,159	0.32	1,597	0.00

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY INFORMATION (continued)

	2005		2006
		% of total		% of total
	Amount	liabilities	Amount	liabilities
h. Trade accounts payable (Note 17)
Government agencies	333,395	0.23	441,981	1.48
KSO Units	71,223	1.08	29,729	0.10
Indosat	209,014	0.68	156,654	0.52
Koperasi Pegawai Telkom	15,009	0.05	49,711	0.17
PSN	1,374	0.00	—	—
PT INTI	208,063	0.67	115,253	0.39
Others	113,621	0.37	104,978	0.35

Total	951,699	3.08	898,306	3.01

i. Accrued expenses (Note 18)
Government agencies and state-owned banks	93,101	0.30	133,235	0.45
Employees	475,309	1.54	571,582	1.91
PT Asuransi Jasa Indonesia	17,040	0.06	24,695	0.08

Total	585,450	1.90	729,512	2.44

j. Short-term bank loans (Note 20)
Bank Mandiri	42,245	0.14	—	—

k. Two-step loans (Note 22)	5,897,982	19.10	4,923,712	16.45

l. Provision for long service awards (Note 44)	469,514	1.43	534,146	1.79

m. Provision for post-retirement health care benefits (Note 45)	2,999,786	9.12	3,058,973	10.22

n. Long-term bank loans (Note 24)
Bank Mandiri	48,021	0.16	309,418	1.03

46.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments: fixed line, fixed wireless and cellular. The fixed line segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. Fixed wireless segment provides new-CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses. In 2005, a re-alignment of management responsibilities caused a change in segment reporting. The fixed wireless telecommunication services business segment is now presented as a separate segment. This change in segment has been reflected for all periods presented.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION (continued)

	2005
	Fixed	Fixed			Total before		Total
	Line	Wireless	Cellular	Other	elimination	Elimination	consolidated
Segment results
Operating revenues
External operating revenues	4,847,450	229,945	4,221,695	47,803	9,346,893	—	9,346,893
Intersegment operating revenues	(74,115)	30,385	(178,504)	—	(222,234)	222,234	—

Total operating revenues	4,773,335	260,330	4,043,191	47,803	9,124,659	222,234	9,346,893

Operating expenses	(3,565,146)	(289,181)	(1,475,989)	(61,826)	(5,392,142)	(215,844)	(5,607,986)

Operating income	1,208,189	(28,851)	2,567,202	(14,023)	3,732,517	6,390	3,738,907
Other information
Segment assets	35,059,098	3,697,922	21,834,897	378,990	60,970,907	(2,711,292)	58,259,615
Investments in associates	11,981,409	—	—		11,981,409	(11,896,020)	85,389

Total consolidated assets	47,040,507	3,697,922	21,834,897	378,990	72,952,316	(14,607,312)	58,345,004

Total consolidated liabilities	(26,701,020)	(2,513,911)	(6,156,207)	(221,844)	(35,592,982)	2,711,292	(32,881,690)

Minority interest	—	—	—	(6,940)	(6,940)	(5,543,039)	(5,549,979)

Capital expenditures	475,508	(475,508)	—	—	—	—	—

Depreciation and amortization	(862,905)	(77,054)	(621,358)	(6,059)	(1,567,376)	3,472	(1,563,904)

Amortization of goodwill and other intangible assets	(229,538)	—	—	—	(229,538)	—	(229,538)

Other non-cash expenses	(94,329)	(88)	(24,588)	(585)	(119,590)	—	(119,590)

Net cash provided by operating activities	2,311,058	9,295	2,262,927	3,744	4,587,024	—	4,587,024

Net cash used in investing activities	(715,800)	(475,508)	(1,170,925)	(6,565)	(2,368,798)	—	(2,368,798)

Net cash used in financing activities	(763,767)	(146,735)	170,000	(21,819)	(762,321)	—	(762,321)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total before		Total
	Line	Wireless	Cellular	Other	elimination	Elimination	consolidated
Segment results
Operating revenues
External operating revenues	4,938,255	590,782	6,275,721	12,193	11,816,951	—	11,816,951
Intersegment operating revenues	102,569	46,453	235,957	26,882	411,861	(411,861)	—

Total operating revenues	5,040,824	637,235	6,511,678	39,075	12,228,812	(411,861)	11,816,951

Operating expenses	(3,566,723)	(373,900)	(2,670,921)	(65,517)	(6,677,061)	437,606	(6,239,455)

Operating income	1,474,101	263,335	3,840,757	(26,442)	5,551,751	25,745	5,577,496
Other information
Segment assets	33,285,162	4,903,276	27,670,944	485,033	66,344,415	(2,496,758)	63,847,657
Investments in associates	15,231,607	—	9,290		15,240,897	(15,138,338)	102,559

Total consolidated assets	48,516,769	4,903,276	27,680,234	485,033	81,585,312	(17,635,096)	63,950,216

Total consolidated liabilities	(21,904,371)	(3,105,122)	(7,153,995)	(256,491)	(32,419,979)	2,496,758	(29,923,221)

Minority interest	—	—	—	(5,328)	(5,328)	(7,266,434)	(7,271,762)

Capital expenditures	(719,977)	(283,368)	(2,725,501)	(3,274)	(3,732,120)	—	(3,732,120)

Depreciation and amortization	(1,034,284)	(108,526)	(938,674)	(7,886)	(2,089,370)	2,479	(2,086,891)

Amortization of goodwill and other intangible assets	(229,538)	—	—	—	(229,538)	—	(229,538)

Other non-cash expenses	(99,212)	—	(44,519)	(1,120)	(144,851)	—	(144,851)

Net cash provided by operating activities	2,099,868	582,261	2,575,931	26,601	5,284,661	—	5,284,661

Net cash used in investing activities	(719,977)	(283,368)	(2,725,501)	(3,274)	(3,732,120)	—	(3,732,120)

Net cash used in financing activities	300,997	(377,589)	530,000	(40,883)	412,525	—	412,525

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those certain KSO investors did not fully remedy this situation, the Company acquired some of the KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003 — Note 5) and currently controls the related KSOs through its ownership of such KSO investors. In January 2004, the Company acquired full operational control of the KSO IV operations (Note 5). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition. Subsequent to January 2004, only Regional Division VII is operated by a KSO investor, PT Bukaka Singtel International (“BSI”), which is not controlled by the Company.

Under the Joint Operation Scheme between the Company and BSI, the KSO Unit VII is required to make payments to the Company consisting of the following:
■	Minimum Telkom Revenue (“MTR”) Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

■	Distributable KSO Revenues (“DKSOR”) DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreement. These revenues are shared between the Company and BSI based on agreed upon percentages.
The DKSOR from fixed wireless revenues (“Telkom Flexi Revenues”) are shared between the Company and BSI based on a ratio of 95% and 5%, respectively.

The DKSOR from non-Telkom Flexi Revenues are shared between the Company and BSI based on a ratio of 35% and 65%, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	JOINT OPERATION SCHEMES (“KSO”) (continued)

At the end of the KSO period, all rights, title and interests of BSI in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of:
i.	the net present value, if any, of the KSO Investor’s projected share in DKSOR from the additional new installations forming part of the KSO system on the termination date over the balance of the applicable payback periods, and

ii.	an amount to be agreed upon between the Company and the KSO Investor as a fair compensation in respect of any uncompleted or untested additional new installations transferred.
48.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

As of March 31, 2006, the Company has 82 RSA with 53 partners. The RSA are located mostly in Palembang, Pekanbaru, Jakarta, East Java and Kalimantan with concession period ranging from 16 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	REVENUE-SHARING ARRANGEMENTS (continued)

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp13,654 million and Rp492 million in 2005 and 2006, respectively (Note 13).

49.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company rebalanced the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	DLD charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer segment.
Mobile Cellular Telephone Tariffs
Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.
The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:
a.	Air time

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	2 times airtime rate
2. Cellular to PSTN	1 time airtime rate
3. PSTN to cellular	1 time airtime rate
4. Card phone to cellular	1 time airtime rate plus 41% surcharge
b.	Usage tariffs
1.	Usage tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”) subscriber are the same as the usage tariffs applied to PSTN subscribers. For the use of local PSTN network, the tariffs are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel rebalanced its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs

The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/Per/M. KOMINF/02/2006 dated February 8, 2006.
i.	Interconnection with Fixed line Network

The Government’s National Fundamental Technical Plan set forth in Decree 4 of 2000, as amended by Decree 28 of 2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. 506/1997, Decree No. 46/1998, Decree No. 37/1999 and Decree No. 30/2000.

Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and domestic long-distance calls, the operator of the network on which the calls terminate receives an agreed amount per minute.

Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of domestic long-distance calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive certain fixed amount for each minute of incoming and outgoing international calls from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
i.	Interconnection with Fixed line Network (continued)

Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect with the Company’s fixed line network at the Company’s gateway. At present, other than the Company and Indosat, PT Bakrie Telecom (“BT”) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between the Company and BT is currently based on an interconnection agreement they signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on BT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For domestic long-distance calls that originate on the Company’s fixed line network and terminate on BT’s network, BT receives an agreed amount per minute. In the reverse situation and for transit long-distance calls through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing long-distance tariff. In addition, BT is to receive a certain fixed amount for each minute of incoming and outgoing international calls to and from BT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of prevailing interconnection tariff of incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service

ii.	Cellular Interconnection

In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the air time charges.

The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, The Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates with another cellular subscriber with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
iii.	International Interconnection

Interconnection on the Company’s domestic fixed line network for international calls consists of access charges, usage charges and charges for Universal Service Obligations. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff
Access Charge	Rp.850 / successful call
Usage Charge	Rp.550 / successful paid minute
In addition, since June 2004, the Company has provided IDD services. Currently, the Company’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using the Company’s IDD service or terminating incoming international calls routed through the Company’s international voice telecommunications gateway are negotiated with each respective domestic operator.

iv.	Satellite Phone Interconnection

Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, The Company receives Rp800 per minute for network charges and an additional Rp300 per minute origination fee if the call originates from the Company’s fixed line network.

v.	VoIP Interconnection

Previously, MoC Decree No. 23 of 2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoC has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Public Phone Kiosk (“Wartel”) Tariff

The Company is entitled to retain 70% of the telephone tariff based on Director of Operational and Marketing Decree No. KD 01/HK220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 16, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

Tariff for Other Services

The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determine the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

50.	COMMITMENTS
a.	Capital Expenditures

As of March 31, 2006, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	3,902,564
U.S. Dollar	407	3,692,125
Euro	104	1,131,178
Japanese Yen	117	9,001

Total		8,734,868

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)

The above balance includes the following significant agreements:
(i)	Procurement Agreements

In August 2004, Telkomsel entered into the following agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain list of charges (“Price List”) to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period upon the issuance of Purchase Order (“PO”).

The agreements are valid and effective as of the execution date (“Effective Date”) by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the Price List will also apply to equipment and technical services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the Effective Date (“Pre-Effective Date Pricing”), except for those acquired from Siemens under TSA which are applicable for certain equipment and the related maintenance services acquired or rendered between July 1, 2004 and the Effective Date. Prices as well as discount are subject to a quarterly review.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(ii)	CDMA Procurement Agreement with Samsung Consortium

On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Divisions V and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”). Based on the contract (MPPA), the starting total contract price is US$135.796 million and Rp311,377 million, consists of construction of 1,656,800 lines of Network and Switching Subsystem (“NSS”) for nationwide and 802,000 lines of BSS for Regional Division IV, V, VI and VII. The calculation of installed line procurement for the following quarter is formulated as: Installed Line Procurement = Base Line X (1 + Percentage Index). The percentage index shall be 0% for the first quarter and subsequently may increase up to 15%. The MPPA provides for planning, manufacturing, delivery, and construction both 1.6 million lines NSS and 0.8 million lines BSS as well as service level agreement. The contract amount may be adjusted from time to time based on the deployment plan for installation line become US$201.10 million and Rp242,760 million, consists of construction of 4,255,211 lines of Network and Switching Subsystem (“NSS”) for nation wide and 2,015,688 lines of BSS for Regional Division IV, V, VI and VII. The investment value per line unit (year to date) for “NSS” is US$25.08 and US$51.78 per line unit for “BSS”. This project will be partly financed by The Export-Import Bank of Korea as contemplated in the Loan Agreement dated August 27, 2003 (Note 25a). As of March 31, 2006, the Company has paid (capital expenditure) and/or accrued a total of US$195.47 million plus Rp240,934 million.

(iii)	CDMA Procurement Agreement with Ericsson CDMA Consortium

The Company and Ericsson CDMA Consortium have also entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002, which based on the starting total contract price is US$62.76 million and Rp170,453 million, consists of construction of 631,800 lines in Regional Division II, Jakarta area, and may be adjusted from time to time based on the deployment plan for installation line become US$81.67 million and Rp201,248 million and consist of construction of 1,059,532 lines. The MPPA is part of the planning, manufacturing, delivery and construction as well as service level agreement for “BSS” subsystem.

As of March 31, 2006, the Company has paid (capital expenditure) and/or accrued a total of US$74.89 million plus Rp188,496 million with the investment value (year to date) for “BSS” per line unit is US$92.30.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(iv)	MPPA with PT INTI

The Company and PT INTI signed an MPPA on August 26, 2003 where by PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network in Regional Division III, West Java and Banten. Under the terms of this Agreement PT INTI must deliver the CDMA 2000 IX system for a total of approximately US$24.26 million and Rp70,945 million, consist of constructions of 222,300 lines and may be adjusted from time to time become US$39.19 million and Rp131,117 million, consist of constructions of 584,715 lines. The MPPA is part of the planning, manufacturing, delivery and construction as well as service level agreement for “BSS” subsystem.

As of March 31, 2006, the Company has paid (capital expenditure) and/or accrued a total of US$38.84 million and Rp130,884 million with the investment value (year to date) for “BSS” per line unit is US$85.79.

(v)	MPPA with Motorola

The Company and Motorola signed an MPPA on March 24, 2003 whereby PT Motorola is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network in Regional Division I, Sumatra area. Under the terms of this Agreement Motorola must deliver the CDMA 2000 IX system for a total of approximately US$22.4 million and Rp73,984 million, consist of constructions of 222,500 lines and may be adjusted from time to time become US$49.04 million and Rp202,495 million, consist of constructions of 558,812 lines. The MPPA is part of the planning, manufacturing, delivery and construction as well as service level agreement for “BSS” subsystem.

The network will use Samsung’s NSS as already contracted on 23 December, 2002 (Note 51 a.ii). The agreement is valid until mid of 2006. As of March 31, 2006, the Company has paid (capital expenditure) and/or accrued a total of US$48.62 million and Rp201,187 million with the investment value (year to date) for “BSS” per line unit is US$118.23

(vi)	Ring JASUKA Backbone with NEC-Siemens Consortium

On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta — Tanjung Pandan — Pontianak — Batam — Dumai — Pekanbaru — Palembang — Jakarta) and RING II (link Medan — Padang — Pekanbaru — Medan). Under this agreement, the Company is obliged to pay NEC-Siemens Consortium a total consideration of approximately US$44.9 million and Rp161,261 million. This agreement is under turnkey basis. As of March 31, 2006, no payment has been made by the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	COMMITMENTS (continued)
b.	Agreements on Derivative Transactions

Telkomsel is exposed to market risks, primarily changes in foreign exchange rates, and uses derivative instruments in hedging such risk. None of the derivative transactions entered into by Telkomsel during 2006 met the PSAK 55 criteria for hedge accounting. Therefore, changes in the fair value of the derivative financial instruments were recognized in the consolidated statements of income.

Telkomsel purchases equipment from several overseas suppliers and, as a result, is exposed to fluctuations in foreign currency exchange rates. In 2005, Telkomsel entered into forward foreign exchange contracts with Deutsche Bank, Standard Chartered Bank, The Hongkong Shanghai Banking Corporation and Citibank Jakarta to mitigate the foreign exchange risks relating to its purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.

The following table presents the aggregate notional amounts of Telkomsel’s foreign exchange forwards entered into in 2005:

2005
(in millions)
Citibank — U.S. Dollar	30
The Hongkong Shanghai Bank Corporation — Euro	30

As of December 31, 2005, all of the forward contracts had been closed.
c.	Borrowings and other credit facilities
(i)	Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/C, bank guarantee, standby L/C and foreign exchange. The facility expires in December 2006. Borrowings under the facility bear interest at SIBOR plus 2% per annum for drawing in US Dollar, at a rate equal to the three-month Certificate of Bank Indonesia plus 2% per annum for drawing in Rupiah, and at the Bank’s cost of fund plus 2% for drawing in other currencies. Under the facility, Telkomsel has an outstanding bank guarantee of Rp130 billion (US$14.3 million) as of March 31, 2006. There was no outstanding loan related to the facility as of March 31, 2005 and 2006.

(ii)	Telkomsel has a US$40 million facility with Citibank N.A., Jakarta for L/C and Trust Receipt Loan, which expires on July 31, 2006. Borrowings under this facility bear interest at the Bank’s cost of fund plus 2% per annum. There were no outstanding loans under this facility as of March 31, 2005 and 2006.

(iii)	Telkomsel has not collateralized any of its assets for its bank borrowings or other credit facilities. The terms of the various agreements between Telkomsel and its lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, inter alia, certain restriction on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with the terms of the agreements. The terms of the relevant agreement also contain default and cross default clauses. Management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	CONTINGENCIES
a.	The SEC requires that the Company’s Annual Report on Form 20-F be filed within six months after the reported balance sheet date. In this respect, the Company published its previous 2002 consolidated financial statements in March 31, 2003 and submitted the Annual Report on Form 20-F to the SEC on April 17, 2003.

In May 2003, however, the SEC informed the Company that it considered that the submitted 2002 consolidated financial statements were un-audited as the audit firm that was originally appointed to perform the 2002 audit was not qualified for SEC purposes. Due to the time consumed in selecting an SEC qualified auditor, KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia, began their work in July 2003. As a result, the Company was not able to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F with the SEC.

Because of the foregoing and the fact that Annual Report was filed after the June 30, 2003 deadline, the Company may face an SEC enforcement action under U.S. securities law and other legal liability and adverse consequences such as delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that the Company issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to the Company’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. The Company cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

b.	In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp99 million as of March 31, 2006.

c.	In connection with the re-audit of the Company’s 2002 consolidated financial statements, the former auditor KAP Eddy Pianto filed lawsuits in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan) (the Company’s auditor for the re-audit of the 2002 consolidated financial statements), the Company, KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa) (the Company’s 2001 auditor) and the Capital Market Supervisory Agency “BAPEPAM” (collectively, “Defendants”), alleging that the Defendants, through the reaudit of the Company’s 2002 consolidated financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp7,840,000 million in damages from the Company and its co-defendants. The mediation process to resolve the dispute amicably did not succeed. On December 8, 2004, the South Jakarta District Court issued its verdict in favor of the Defendants. KAP Eddy Pianto has filed an appeal to the Jakarta High Court, however, based on the withdrawal of the appeal deed No. 145/Pdt.G/2004/PNJS dated March 14, 2005 signed by South Jakarta District Court Officer, stated that KAP Eddy Pianto has withdrawn the appeal.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	CONTINGENCIES (continued)
d.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. Subsequently, KPPU has filed an appeal to the Indonesian Supreme Court.
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2005		2006
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
ASSETS
Cash and cash equivalent
U.S. Dollar	109.15	1,032,090	138.78	1,256,942
Euro	109.08	1,336,307	47.37	519,516
Japanese Yen	0.98	87	—	—
Trade accounts receivable
Related parties
U.S. Dollar	3.07	29,021	3.00	27,195
Third parties
U.S. Dollar	26.86	254,013	29.49	267,053
Other account receivable
U.S. Dollar	190.84	1,804,559	150.77	1,365,216
Euro	0.03	314	—	—
Other current assets
U.S. Dollar	4.60	43,498	5.14	46,504
Euro	—	—	—	54
Advances and other non-current assets
U.S. Dollar	14.69	138,904	18.00	162,972
Euro	—	—	0.08	851
Escrow accounts
U.S. Dollar	5.61	53,053	0.35	3,204

Total Assets		4,691,846		3,649,507

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2005		2006
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade accounts payable
Related parties
U.S. Dollar	16.18	153,528	4.24	38,432
Third parties
U.S. Dollar	120.86	1,146,559	68.97	625,225
Euro	4.61	56,714	4.27	46,273
Japanese Yen	2.38	211	—	—
Swiss Franc	—	2	—	—
Singapore Dollar	0.04	239	—	—
Australian Dollar	0.02	164	0.09	581
Hongkong Dollar	0.06	70	0.04	45
Great Britain Pound Sterling	0.06	1,113	—	19
Accrued expenses
Japanese Yen	141.57	12,575	211.79	16,332
U.S. Dollars	45.96	436,024	65.33	592,232
Euro	35.61	437,672	47.93	526,532
Singapore Dollar	0.35	1,988	4.34	5,292
French Franc	0.71	907	—	—
Netherland Guilder	0.48	1,831	—	—
Short-term bank loans
Third parties
U.S. Dollar	92.91	881,398	4.50	40,793
Advances from customers and suppliers
U.S. Dollar	1.46	13,890	41.43	375,559
Euro	—	—	36.37	399,575

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2005		2006
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities (continued)
Current maturities of long-term liabilities
Japanese Yen	1,142.91	101,524	1,142.91	88,137
U.S. Dollar	198.32	1,880,781	147.75	1,339,348
Euro	14.62	179,732	14.55	159,830
Long-term liabilities
Japanese Yen	15,527.59	1,379,310	14,384.68	1,109,290
U.S. Dollar	756.22	7,173,928	619.86	5,619,043
Euro	36.56	449,330	21.82	239,745

Total liabilities		14,309,490		11,222,283

Net liabilities		(9,617,644)		(7,572,776)

53.	SUBSEQUENT EVENT

As of the date of the issuance of these consolidated financial statements, the Company has not finalized and issued its audited consolidated financial statements for the year ended December 31, 2005. The delay of issuance of audited consolidated financial statements is affected by pending matter related to the implementation of PSAK 38R (See Note 29). The final resolution of PSAK 38 issue which will be reflected in the audited consolidated financial statements for the year ended December 31, 2005, may affect to consolidated financial statements for the three months period ended March 31, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects with accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below.
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Termination Benefits

Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage early retirement).

Under U.S. GAAP, termination benefits are recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

b.	Foreign Exchange Differences Capitalized to Property Under Construction

Under Indonesian GAAP, foreign exchange differences resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange differences are charged to current operations.

c.	Interest Capitalized on Property under Construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Revenue-Sharing Arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of revenue from the revenue-sharing arrangements is recorded as interest expense and the balance is treated as a reduction of the obligation under revenue-sharing arrangements.

e.	Revaluation of Property, Plant and Equipment

While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there has been no difference in equity since December 31, 2002.

f.	Pension and post-retirement health care

Prior to 2004, under Indonesian GAAP, pension benefit costs are accounted for in accordance with PSAK 24, “Accounting for Pension Benefit Cost,” and post-retirement health care benefit costs are accounted for in accordance with SFAS No. 109, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The differences between pension benefit costs accounted for under Indonesian GAAP and those under U.S. GAAP were as follows:
•	Under Indonesian GAAP, prior service costs attributable to increases in pension benefits for pensioners were recognized immediately in the statement of income. Under U.S. GAAP, because the majority of plan participants are still active, such prior service costs are deferred and amortized systematically over the estimated remaining service period for active employees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Pension and post-retirement health care (continued)
•	Under Indonesian GAAP, cumulative unrecognized actuarial gain or loss is amortized over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding ten percent of the greater of the projected benefit obligation or the fair value of plan assets is recognized in the statement of income on a straight-line basis over the expected remaining service period.

•	Under U.S. GAAP, an additional minimum liability is recognized when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost. An additional minimum liability is not required under PSAK 24.
Since January 1, 2004, under Indonesian GAAP, pension and post-retirement health care benefits costs are accounted for in accordance with PSAK 24R, “Employee Benefits.” The differences between pension and post-retirement health care benefits costs accounted for under Indonesian GAAP and those under U.S. GAAP are as follows:
•	Different treatments for net transition obligation and different dates of implementation between PSAK 24R, SFAS No. 87 and SFAS No. 106 cause significant differences in cumulative actuarial gain or loss and net transition obligation. Under Indonesian GAAP, the entire net transition obligation is adjusted to the beginning retained earning as of January 1, 2004. Under U.S. GAAP, net transition obligation is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan (i.e., 17.2 years starting from January 1, 1992 for pension benefit and 20 years starting from January 1, 1995 for post-retirement health care benefit). PSAK 24R was implemented in 2004, SFAS No. 87 was implemented in 1992 and SFAS No. 106 was implemented in 1995.

•	Under Indonesian GAAP, prior service cost attributable to vested benefits are immediately recognized in the statement of income while prior service costs attributable to non-vested benefits are amortized on a straight-line basis over the average period until the benefits become vested. Under U.S. GAAP, because the majority of plan participants are still active, prior service costs (vested and non-vested benefits) are deferred and amortized systematically over the estimated remaining service period for active employees.

•	Under Indonesian GAAP, where the calculation results in a benefit, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any reductions in future contributions to the plan. Under U.S. GAAP, there are no explicit limits on the recognition of a net pension asset.

•	Under U.S. GAAP, an additional minimum liability is recognized when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost. An additional minimum liability is not required under Indonesian GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
g.	Equity in Net Income or Loss of Associated Companies

The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss of those associates.

h.	Land Rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.

i.	Revenue Recognition

Under Indonesian GAAP, revenues from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is recognized when the Company sells the card.

Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
j.	Goodwill

Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

k.	Capital Leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the lease payments are at least 90% of the fair value of the asset.

l.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001. On December 14, 2004 the Company exercised the option to acquire the 9.68% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% of Dayamitra on December 14, 2004 following the exercise of the option.

The difference in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
m.	Reversal of Difference Due to Change of Equity in Associated Companies

Under Indonesian GAAP, differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

Under U.S. GAAP, it is the Company’s policy to include differences resulting from equity transactions in associated companies in equity. Such amounts can not be released to the statement of income and consequently remain in equity indefinitely.

n.	Asset Retirement Obligations

Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived assets are charged to current operations as incurred.

Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their Asset Retirement Obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.

o.	Deferred Income Taxes

Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will reverse in the foreseeable future.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the financial statement carrying amounts and tax bases of equity method investments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
p.	Impairment of Assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. When an impairment loss is recognized, the adjusted carrying amount of fixed asset becomes its new cost basis and reversals of previously recognized impairment losses are prohibited.

Through year end 2004, there were no impairment charges recognized by the Company. In 2005, for Indonesian GAAP reporting purposes, the Company recognized impairment charge on transmission installation and equipment of fixed wireless assets. The sum of the expected future cash flows (undiscounted and without interest charges) relating to these impaired assets is less than the carrying amount of the assets and therefore, for U.S. GAAP reporting purposes, these assets have been written down to their estimated fair value based on discounted estimated future cash flows. Accordingly, there were no differences between Indonesian GAAP and U.S. GAAP.

q.	Gain (loss) on Disposal of Property, Plant and Equipment

Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(2)	A summary of the significant adjustments to consolidated net income for the three months period ended March 31, 2005 and 2006 and to consolidated stockholders’ equity as of March 31, 2005 and 2006 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2005	2006
Net income according to the consolidated statements of income prepared under Indonesian GAAP			1,784,892	3,460,440

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	(a	)	—	—
Capitalization of foreign exchange differences	(b	)	28,340	20,387
Interest capitalized on property under construction	(c	)	5,568	1,790
Revenue-sharing arrangements	(d	)	64,156	80,195
Pension	(f	)	78,468	(22,031)
Post retirement healthcare	(f	)	—	(25,301)
Long service award	(f	)	—	2,685
Equity in net income/ (loss) of associated companies	(g	)	(44)	(48)
Amortization of land rights	(h	)	(3,754)	(4,029)
Revenue recognition	(i	)	91,616	(8,811)
Goodwill	(j	)	5,317	5,317
Capital leases	(k	)	12,180	78,709
Adjustment for consolidation of Dayamitra	(l	)	1,408	5,084
Reversal of difference due to change of equity in associated companies	(m	)	—	—
Asset retirement obligations	(n	)	(212)	(861)
Deferred income tax:
Deferred income tax on equity method investments	(o	)	—	(3,814)
Deferred income tax effect on U.S. GAAP adjustments			(11,532)	11,327
Others			3,819	—

			275,330	140,599
Minority interest			(9,741)	3,290

Net adjustments			265,589	143,889

Net income in accordance with U.S. GAAP			2,050,481	3,604,329

Net income per share			101.71	178.79

Net income per ADS (40 Series B shares per ADS)			4,068.41	7,151.45

*	2005 net income according to the consolidated statements of income prepared under Indonesian GAAP reflects as-restated net income (Notes 2q and 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

	Note		2005	2006
Equity according to the consolidated balance sheets prepared under Indonesian GAAP*			19,913,335	26,755,233

U.S. GAAP adjustments — increase (decrease) due to:
Capitalization of foreign exchange differences — net of related depreciation	(b	)	(530,546)	(462,580)
Interest capitalized on property under construction — net of related depreciation	(c	)	134,181	148,425
Revenue-sharing arrangements	(d	)	(228,171)	(223,153)
Revaluation of property, plant and equipment:	(e	)
Increment			(664,974)	(664,974)
Accumulated depreciation			664,974	664,974
Pension	(f	)	207,423	1,337,874
Post retirement healthcare benefit	(f	)	285,640	1,012,794
Long service awards	(f	)	21,431	210,710
Equity in net income/ (loss) of associated companies	(g	)	(18,473)	(18,671)
Amortization of landrights	(h	)	(82,872)	(90,038)
Revenue recognition	(i	)	(622,774)	(716,111)
Goodwill	(j	)	69,126	90,396
Capital leases	(k	)	29,868	102,386
Adjustment for consolidation of Dayamitra	(l	)	(60,318)	(56,652)
Asset retirement obligations	(n	)	(1,908)	(1,695)
Deferred income tax:
Deferred income tax on equity method investments	(o	)	39,344	34,432
Deferred income tax effect on U.S. GAAP adjustments			41,160	(39,465)

			(716,889)	1,328,652
Minority interest			(3,979)	(52,305)

Net adjustments			(720,868)	1,276,347

Equity in accordance with U.S. GAAP			19,192,467	28,031,580

*	2005 equity according to the consolidated balance sheets prepared under Indonesian GAAP reflects as-restated equity (Notes 2q and 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2005	2006
Consolidated balance sheets
Current assets	11,449,967	12,501,687
Non-current assets	46,568,622	53,419,498

Total assets	58,018,589	65,921,185

Current liabilities	12,167,192	12,286,806
Non-current liabilities	21,109,885	18,321,248

Total liabilities	33,277,077	30,608,054

Minority interest in net assets of subsidiaries	5,549,045	7,281,550
Equity	19,192,467	28,031,581

Total liabilities and equity	58,018,589	65,921,185

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2005	2006
Consolidated income before tax in accordance with U.S. GAAP	3,666,522	6,471,169
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	1,099,939	1,941,333

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement benefit cost	42,143	82,840
Amortization of discount on promissory notes and other borrowing costs	7,503	22,389
Employee benefits	7,950	18,004
Permanent differences of the KSO Units	3,742	18,266
Income which was already subject to final tax	(50,351)	(49,403)
Equity in net (income) loss of associated companies	(780)	(19,295)
Others	(44,557)	(125,974)

Total	(34,350)	(53,173)

Provision for income tax in accordance with U.S. GAAP	1,065,589	1,888,160

The Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amount approximates fair value because of the short-term nature of the instruments.

Short-term bank loans

The carrying amount approximates fair value because of the short-term nature of the instruments.

Long-term liabilities
(i)	The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

(ii)	The fair value of suppliers’ credit loans, bridging loan and long-term bank loan is estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the balance sheet date.

(iii)	The fair value of the liabilities of business acquisitions are estimated on the basis of the discounted future cash flows expected to be paid.

(iv)	The fair value of the bonds and guaranteed notes are based on market prices at balance sheet date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments (continued)

The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying	Fair
	amount	value
2005
Cash and cash equivalents	6,180,470	6,180,470
Short-term bank loans	1,109,153	1,109,153
Long-term liabilities:
Two-step loans	5,897,982	6,143,341
Guaranteed notes	751,313	850,147
Bonds	987,886	1,233,085
Bank loans	2,577,492	2,547,728
Liabilities of business acquisitions	4,206,913	5,101,205
Medium-term notes	1,078,281	1,141,824

2006
Cash and cash equivalents	6,998,989	6,998,989
Short-term bank loans	6,800	6,863
Long-term liabilities:
Two-step loans	4,923,712	4,467,993
Bonds	993,172	1,029,725
Bank loans	2,891,008	2,091,363
Liabilities of business acquisitions	3,996,497	3,406,331
Medium-term notes	609,479	582,762
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:
i.	Fair values presented do not take into consideration the effect of future currency fluctuations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments (continued)
ii.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.
c.	Research and Development

Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp1,673 million and 1,322 million in 2005 and 2006, respectively.

d.	Comprehensive Income

	2005	2006
Net income under U.S. GAAP	2,050,481	3,604,329
Unrealized holding gain on available-for-sale securities	884	984
Foreign exchange translation of associates	(6,972)	(12)
	2,044,393	3,605,301

Adjustments to net income to arrive at comprehensive income include foreign currency translation adjustments and unrealized holding gains (losses) of available-for-sale securities. The foreign exchange translation of associates is reported net of income tax of nil and Rp12 million for the three months period ended March 31, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans

The Company

The disclosures under SFAS No. 87 and SFAS No. 106 are as follows:

	Pension		Health Care
	2005	2006	2005	2006
Components of Net Periodic Benefit Cost
Service cost	34,529	46,990	21,909	26,878
Interest cost	197,458	192,147	126,999	151,393
Expected return on plan assets	(133,333)	(169,401)	(25,875)	(36,316)
Amortization of prior service cost (gain)	50,316	50,316	(92)	(92)
Recognized actuarial loss (gain)	5,311	—	22,147	30,497
Amortization of transition obligation	7,159	7,159	6,081	6,081

Net periodic benefit cost	161,439	127,211	151,170	178,442
Amounts charged to KSO Units under contractual agreement	(4,665)	(4,635)	(2,907)	(2,907)

Total net periodic benefit cost less amounts charged to KSO Units	156,774	122,576	148,263	175,535

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans (continued)

The Company (continued)

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of March 31, 2005 and 2006:

	Pension		Health care
	2005	2006	2005	2006
Change in benefit obligation
Benefit obligation at beginning of year	7,315,182	7,140,100	4,681,005	5,574,489
Service cost	34,529	46,990	21,909	26,878
Interest cost	197,458	192,147	126,999	151,393
Plan participants’ contributions	10,343	10,343	—	—
Actuarial loss (gain)	(198,545)	(198,545)	105,958	105,958
Benefits paid	(87,555)	(51,800)	(31,495)	(34,642)

Benefit obligation at end of year	7,271,412	7,139,235	4,904,376	5,824,076

Change in plan assets
Fair value of plan assets at beginning of year	4,884,523	5,429,954	1,138,768	1,493,897
Actual return on plan assets	38,939	155,754	11,302	36,316
Employer contribution	174,632	41,457	108,975	142,189
Plan participants’ contributions	10,343	10,343	—	—
Benefits paid	(87,555)	(51,800)	(31,495)	(34,642)

Fair value of plan assets at end of year	5,020,882	5,585,708	1,227,550	1,637,760

Funded status	(2,250,530)	(1,553,527)	(3,676,826)	(4,186,316)

Unrecognized prior service cost (gain)	1,811,249	1,609,984	(1,475)	(1,107)
Unrecognized net actuarial loss	865,302	427,457	1,557,792	1,951,327
Unrecognized net transition obligation	113,099	84,465	237,168	212,843

Net amount recognized	539,120	568,379	(1,883,341)	(2,023,253)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans (continued)

The Company (continued)

The actuarial valuation as of and for the three months period ended March 31, 2005 and 2006 were calculated proportionally based on 2005 actuary valuation report.

The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan is December 31, 2004 and 2005.

The assumptions used by the independent actuary to determine the benefit obligation and net periodic benefit cost of the plans as of December 31, 2004 and 2005 were as follows:

	Pension		Health Care
	2004	2005	2004	2005
Discount rate	11%	11%	11%	11%
Expected long-term return on plan assets	10.5%	12.0%	8%	8,5%
Rate of compensation increase	8%	8%	—	—
Assumed health care cost trend rates at December 31, 2004 and 2005 are as follow:

	2004	2005
Health care cost trend assumed for next year	12%	11%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	8%	9%
Year that the rate reaches the ultimate trend rate	2007	2007

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2006, AND FOR THREE MONTHS PERIOD ENDED
MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Employee Benefit Plans (continued)

The Company (continued)

The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2004 and 2005 were prepared on March 15, 2005, and February 27, 2006, respectively, by an independent actuary.

f.	Recent Accounting Pronouncements

SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 “ In February 2006, FASB issued SFAS No. 155 which improves financial reporting by eliminating the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS No. 155 will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

SFAS No. 156 “Accounting for Servicing of Financial Assets, an amendment of FASB Statements No. 140 “ In March 2006, FASB issued SFAS No. 156 which amend Statement No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. SFAS No. 156 will be effective as of the beginning of its first fiscal year that begins after September 15, 2006.